Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SOFTBANK GROUP CORP.,

BACKGAMMON ACQUISITION CORP.

and

BERKSHIRE GREY, INC.

Dated as of March 24, 2023

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

Exhibit A                         Form of Voting and Support Agreement

-iv-

INDEX OF DEFINED TERMS

Term	section
Acquisition Agreement	5.3(e)
Adverse Recommendation Change	5.3(e)
Agreement	preamble
Amendment Approval	3.2(e)
Balance Sheet Date	3.8
Base Amount	5.5(b)
Book-Entry Shares	2.1(c)(ii)
Certificate of Merger	1.3
Charter Amendment	recitals
Chosen Courts	8.5
Class A Common Stock	recitals
Class C Common Stock	recitals
Closing	1.2
Closing Date	1.2
Company	preamble
Company Assets	3.3(b)
Company Benefit Plans	3.14(a)
Company Board	recitals
Company Board Recommendation	recitals
Company Common Stock	recitals
Company Disclosure Schedule	article III
Company Meeting	5.13(e)
Company Option	2.3(a)
Company Option Cash Out Amount	2.3(a)(i)
Company Owned IP	3.12(a)
Company Property	3.11(a)
Company Registered Intellectual Property	3.12(a)
Company RSU Cash Out Amount	2.3(c)(i)
Company Service Provider	3.12(j)
Company Stockholder Approval	3.2(d)
Company Stockholders	recitals
Compensation Committee	5.13
Confidentiality Agreement	5.2(d)
Contaminants	3.12(g)
Continuing Employee	5.4(b)
Convertible Note Purchase Agreement	recitals
Developed IP	3.12(j)
DGCL	recitals
Dissenting Shares	2.5(a)
Effective Time	1.3
ERISA	3.14(a)
Exchange Act	3.3(a)(ii)
Excluded Shares	2.1(b)

Term	section
Expenses	5.9
Export Approvals	3.20
FedEx Warrant	2.4(b)
GAAP	3.7(a)(ii)
Governmental Authorizations	3.3(a)
Insider	3.19(b)
Joint Communications	5.8
Labor Agreement	3.13(a)(x)
Material Contract	3.13(a)
Merger	recitals
Merger Consideration	2.1(c)(i)
Merger Sub	preamble
Merger Transactions	recitals
Multiemployer Plan	3.14(c)
New Litigation Claim	5.2(c)
Notice Period	5.3(f)(iii)
Outside Date	7.2(a)
Parent	preamble
Parent Assets	4.2(b)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Privacy and Cybersecurity Requirements	3.24(a)
Proxy Statement	5.13(a)
Purchaser	recitals
Real Property Leases	3.11(a)
Schedule 13E-3	5.13(b)
SEC Clearance Date	5.13(c)
Securities Act	3.6
Special Committee	recitals
Standard In Licenses	3.13(a)(xi)
Standard Out Licenses	3.13(a)(xi)
Surviving Corporation	recitals
Takeover Law	3.25
Termination Fee	7.6(c)
Title IV Plan	3.14(c)
Top Customer	3.22
Top Suppliers	3.23(a)
Transaction Documents	5.3(f)(iv)
Unvested Company RSUs	2.3(c)(ii)
Unvested In-the-Money Option	2.3(a)(ii)
Vested Company RSUs	2.3(c)(i)
Vested In-the-Money Option	2.3(a)(i)
Voting and Support Agreements	recitals

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”), dated as of March 24, 2023, is by and among SoftBank Group Corp., a Japanese kabushiki kaisha (“Parent”), Backgammon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Berkshire Grey, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article II, each outstanding share of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) and each outstanding shares of Class C Common Stock, par value $0.0001, of the Company (the “Class C Common Stock,” and collectively with the Class A Common Stock, the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, concurrently with the execution of this Agreement, the Company and Backgammon Investment Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”) are entering into that certain Convertible Note Purchase Agreement dated as of the date hereof (as the same may be amended from time to time, the “Convertible Note Purchase Agreement”), pursuant to which the Company may issue and sell, from time to time, to the Purchaser, and Purchaser may purchase from the Company, up to an aggregate initial principal amount of Sixty Million Dollars ($60,000,000.00) of convertible senior unsecured notes;

WHEREAS, the board of directors of the Company (the “Company Board”) (acting upon the unanimous recommendation of a special committee of the Company Board established by the Company Board (the “Special Committee”)) has unanimously (i) determined that the Merger and the other transactions contemplated hereby (collectively, the “Merger Transactions”) and the Convertible Note Purchase Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, including the stockholders holding the Unaffiliated Voting Shares (such stockholders, the “Company Stockholders”), (ii) determined it to be advisable, fair to and in the best interests of the Company and the Company Stockholders to amend the certificate of incorporation of the Company as in effect as of the date of this Agreement to increase the number of authorized shares of Company Common Stock from 400,000,000 to 715,000,000 to allow for future issuances of shares under the Note Purchase Agreement and notes issued thereunder (the “Charter Amendment”) (iii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreement, the Merger Transactions, the Note Purchase Agreement and the Charter Amendment, (iv) directed that this Agreement and the Charter Amendment be submitted to the Company Stockholders for adoption, and (iv) recommended that the Company Stockholders adopt this Agreement and the Charter Amendment (such recommendation, the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has approved, and declared it advisable for Merger Sub to enter into this Agreement and consummate, the Merger Transactions;

WHEREAS, the board of directors of Parent has approved this Agreement and the Merger Transactions, and Parent, in its capacity as the sole stockholder of Merger Sub, has agreed to approve the adoption of this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger Transactions;

WHEREAS, concurrently with the execution of this Agreement, Parent and certain Company Stockholders have executed and delivered voting and support agreements, dated as of the date hereof, substantially in the form attached hereto as Exhibit A (the “Voting and Support Agreements”), pursuant to which, among other things, such Company Stockholders have agreed, subject to the terms thereof, to vote, or cause to be voted, all of the shares of Company Capital Stock beneficially owned by such Company Stockholders in favor of the adoption of this Agreement; and

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER TRANSACTIONS

1.1       The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the DGCL as the Surviving Corporation and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent.

1.2       Closing. The consummation of the Merger (the “Closing”) shall take place at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, CA 94105 on or before the third (3rd) Business Day after satisfaction of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of those conditions at the Closing) (the date on which the Closing occurs, the “Closing Date”). The parties intend that the Closing shall be effected, to the extent practicable, by conference call and the electronic delivery of documents to be held in escrow by outside counsel to the recipient party pending authorization to release at the Closing.

1.3       Effective Time. As soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and duly delivered to the Secretary of State of the State of Delaware for filing in such form as is required by the relevant provisions of the DGCL, and shall make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective upon the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, privileges, powers and franchises of the Company and Merger Sub, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided in the DGCL.

1.4       Effects of the Merger. The Merger shall have the effects set forth in the DGCL, this Agreement and the Certificate of Merger.

1.5       Certificate of Incorporation. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time, and such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until, subject to Section 5.5, thereafter amended in accordance with its terms and as provided by applicable Law; provided that the name of the Surviving Corporation shall be “Berkshire Grey, Inc.”

1.6       Bylaws. At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the bylaws of the Surviving Corporation shall be the bylaws of the Merger Sub as in effect immediately prior to the Effective Time, and such bylaws shall be the bylaws of the Surviving Corporation until, subject to Section 5.5, thereafter amended in accordance with their terms and as provided by applicable Law; provided that the name of the Surviving Corporation shall be “Berkshire Grey, Inc.”

1.7       Directors and Officers. At the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal. Prior to the Closing, the Company shall use its reasonable best efforts to deliver to Parent a letter executed by each director and officer of the Company and its Subsidiaries, in each case, as requested by Parent, effectuating his or her resignation as an officer and/or member of the Company Board, as applicable, to be effective as of the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

2.1       Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a)       Conversion of Merger Sub Capital Stock. Each share of capital stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of capital stock of Merger Sub shall be deemed to represent for all purposes the number of shares of the common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)       Cancellation of Certain Shares. Each share of Company Common Stock owned by the Company as treasury stock or owned by Merger Sub immediately before the Effective Time (collectively, the “Excluded Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.

(c)       Conversion of Company Common Stock.

(i)       Each share of Company Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares, Dissenting Shares and Company Restricted Shares) shall be converted automatically into and shall thereafter represent only the right to receive $1.40 per share (the “Merger Consideration”), without interest and subject to applicable withholding in accordance with Section 2.7, payable upon surrender of such shares in accordance with Section 2.2.

(ii)       All shares of Company Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of shares represented by book-entry immediately before the Effective Time (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.

(d)       Equitable Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock, then the Merger Consideration shall be equitably adjusted to reflect such change.

2.2       Surrender of Book-Entry Shares.

(a)       Paying Agent. Prior to the Effective Time, Parent and/or Merger Sub shall (i) appoint Continental Stock Transfer & Trust Company to act as the paying agent (or such other nationally recognized paying agent agreed to between Parent and the Company) for the payment of the amounts to be paid pursuant to this Article II (the “Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent on terms and conditions that are satisfactory to the Company in its reasonable discretion. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b)       Payment Fund. At or prior to the Effective Time, Parent and/or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Book-Entry Shares, for payment in accordance with this Article II by the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration (such funds provided to the Paying Agent are referred to as the “Payment Fund”).

(c)       Payment Procedures.

(i)       Letter of Transmittal. As soon as practicable after the Effective Time, Parent shall cause the Paying Agent to deliver (through mail or electronically) the following to each holder of record of a share of Company Common Stock converted pursuant to Section 2.1(c)(i): (A) a letter of transmittal in customary form, specifying that delivery shall be effected upon adherence to the procedures set forth in the letter of transmittal; and (B) instructions for returning such letter of transmittal in exchange for payment of the Merger Consideration.

(ii)       Surrender of Shares. Upon delivery of a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that Book-Entry Share shall be deemed to have surrendered his, her or its Book-Entry Share and entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable and issuable in respect of the number of shares formerly evidenced by such Book-Entry Share less any required withholding of Taxes. Any Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Book-Entry Shares.

(iii)       Unregistered Transferees. If any Merger Consideration is to be paid and issued to a Person other than the Person in whose name the surrendered Book-Entry Share is registered, then the Merger Consideration may be paid or issued to such a transferee so long as (A) the surrendered Book-Entry Share shall otherwise be in proper form for transfer and is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment or issuance (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv)       No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Book-Entry Share in respect of shares of Company Common Stock converted into the right to receive Merger Consideration pursuant to Section 2.1(c)(i) shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration. The Merger Consideration paid upon the surrender of any Book-Entry Share in accordance with the terms of this Article II shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Book-Entry Share.

(d)       No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the Effective Time.

(e)       No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)       Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided, that such investments shall be (I) in obligations of or guaranteed by the United States of America, (II) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (III) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion, or (IV) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is maintained at a level sufficient to make such payments.

(g)       Termination of Payment Fund. Parent is entitled to require the Paying Agent to return to Parent or Parent’s designee any portion of the Payment Fund that remains unclaimed by the holders of Book-Entry Shares on or after the first (1st) year anniversary of the Effective Time. Thereafter, any holder of Book-Entry Shares who has not complied with this Article II shall look only to Parent or the Surviving Corporation, which shall remain responsible for payment and issuance of the applicable Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims of interest of any Person previously entitled thereto. Neither the Paying Agent nor the Surviving Corporation shall be liable to any holder of a Company Stock Certificate or Book Entry Share for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat law.

2.3       Company Equity Awards.

(a)       Each option to purchase shares of Company Common Stock (each, a “Company Option”) that has been granted under any Company Stock Plan will, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated as follows:

(i)       as of the Effective Time, each In-the-Money Company Option that is outstanding, vested and unexercised immediately prior to the Effective Time (any such portion of such Company Option, a “Vested In-the-Money Option”) will be canceled in exchange for payment to the holder of such Vested In-the-Money Option of an amount in cash equal to the amount, if any, by which (A) the Merger Consideration that would be payable in accordance with Section 2.1(c) in respect of the shares of Company Common Stock issuable upon exercise of such In-the-Money Option had such In-the-Money Option been exercised in full prior to the Effective Time exceeds (B) the aggregate exercise price for such In-the-Money Option (such payment to be net of Tax withholdings) (the “Company Option Cash Out Amount”);

(ii)       as of the Effective Time, each In-the-Money Company Option that is outstanding, unvested and unexercised immediately prior to the Effective Time (any such portion of such Company Option, an “Unvested In-the-Money Option”) shall automatically and without any required action on the part of the holder thereof or the Company be canceled and converted into a Converted Cash Award. Such Converted Cash Award shall remain subject to the same vesting terms, termination-related provisions and other conditions that applied to the associated Unvested In-the-Money Option immediately prior to the Effective Time; and

(iii)       all Company Options that are not In-the-Money Options will be canceled at the Effective Time without payment of any consideration therefor.

(b)       At the Effective Time, each restricted share of Company Common Stock that is outstanding and is not vested immediately prior to the Effective Time (“Company Restricted Shares”) shall automatically and without any required action on the part of the holder thereof or the Company be canceled in exchange for payment to the holder of such Restricted Shares of a contingent cash amount equal to the Merger Consideration that would be payable in accordance with Section 2.1(c) in respect of a share of Company Common Stock, subject to the terms and conditions set forth on Section 2.3(b) of the Company Disclosure Schedule.

(c)       Each Company RSU that is outstanding as of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, or the holders thereof, shall be treated as follows:

(i)       as of the Effective Time, each Company RSU that is vested as of immediately prior to the Effective Time (“Vested Company RSUs”) shall be canceled and converted into the right to receive (without interest) an amount in cash equal to the Merger Consideration that would be payable in accordance with Section 2.1(c) in respect of the shares of Company Common Stock issuable upon settlement of the Vested Company RSU had the settlement occurred immediately prior to the Effective Time (such payment to be net of Tax withholdings) (the “Company RSU Cash Out Amount”); and

(ii)       as of the Effective Time, each Company RSU that is not vested as of immediately prior to the Effective Time (“Unvested Company RSUs”) shall be canceled and converted as of the Effective Time into a Converted Cash Award. Such Converted Cash Award shall remain subject to the same time-vesting terms and conditions that applied to the associated Unvested Company RSUs immediately prior to the Effective Time.

(d)       Each Company Option, Company RSU, Company Restricted Share, in each case, whether or not vested, that is outstanding and unsettled immediately prior to the Effective Time, and rights under the Company Stock Plans will terminate as of the Effective Time, and, following the Effective Time, no holder of any Company Option, Company RSU or Company Restricted Share or any other rights under any of the Company Stock Plan will have any right to acquire any equity securities of the Company, its Subsidiaries, or the Surviving Corporation as a result of such holder’s Company Options, Company RSUs or other rights under any of the Company Stock Plans.

(e)       Payment of the applicable portion of the Merger Consideration for each Vested In-the-Money Option and each Vested Company RSU will be made as follows: No later than ten Business Days after the Closing Date, Parent shall, or shall cause the Surviving Corporation to, deliver to the holder of any Vested In-the-Money Option the applicable portion of the Company Option Cash Out Amount or the Company RSU Cash Out Amount, as applicable, net of Tax withholdings. To the extent that such Taxes are so deducted or withheld and paid over to the appropriate Taxing Authority, the amounts thereof will be treated for all purposes hereunder as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)       Prior to the Effective Time, the Company shall take all actions necessary to effect the treatment of Company Options, Company RSUs and Company Restricted Shares as provided for under this Section 2.3 under the Company Stock Plans, under all Contracts governing the terms of all Company Options, Company RSUs and Company Restricted Shares and under any other applicable plan or arrangement to which the Company is a party or by which the Company may be bound with respect to such Company Options, Company RSUs or Company Restricted Shares, including (A) giving any required notice and obtaining any required consent contemplated thereby and (B) at the request of Parent, sending to any holders of Company Options, Company RSUs or Company Restricted Shares notices drafted by Parent (and subject to reasonable review and approval by the Company, which approval will not be unreasonably withheld, conditioned or delayed) with respect to the treatment of such instruments under this Agreement. The Company shall not send or otherwise make available any notices to any holders of Company Options, Company RSUs or Company Restricted Shares, or solicit any consents or other approvals from the holders of any Company Options, Company RSUs or Company Restricted Shares unless and until Parent has reviewed and approved all such notices and related documentation (including any email messages and notifications) to be sent or made available to such holders (which approval may not be unreasonably withheld or delayed).

2.4       Company Warrants. Each outstanding warrant to purchase shares of Company Common Stock will, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, be treated as follows:

(a)       At the Effective Time, each outstanding Common Stock Warrant that is outstanding and unexercised as of immediately prior to the Effective Time shall, in accordance with its terms, automatically and without any required action on the part of the holder thereof or any other Person, cease to represent a Common Stock Warrant exercisable for Class A Common Stock and shall become a Common Stock Warrant exercisable for the Merger Consideration, that such holder would have received if such Common Stock Warrant had been exercised immediately prior to the Effective Time; provided that if a holder of a Common Stock Warrant that is outstanding and unexercised as of immediately prior to the Effective Time properly exercises such Common Stock Warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the Warrant Price (as defined in the Warrant Agreement) with respect to such exercise shall be treated in accordance with the terms Section 4.5 of the Warrant Agreement.

(b)       Each outstanding warrant pursuant to that certain Warrant, dated July 29, 2022, in favor of FCJI, Inc. (the “FedEx Warrant”) shall be subject to Section 12(iii) of the FedEx Warrant and FCJI, Inc. shall have the right to exercise such warrants in exchange for the exercise price set forth in the FedEx Warrant. Upon such exercise, to the holder of the FedEx Warrant shall be eligible to receive cash equal to the Merger Consideration multiplied by the number of shares of Company Common Stock for which such FedEx Warrant was exercisable immediately prior to the Effective Time.

2.5       Dissenting Shares.

(a)       Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.5), any shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and for which the holder thereof is entitled to demand and properly demands the appraisal of such shares in accordance with, and complies in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c). At the Effective Time, (i) all Dissenting Shares shall be canceled and cease to exist and (ii) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL.

(b)       Notwithstanding the provisions of Section 2.5(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon adherence to the procedures set forth in Section 2.2(c).

(c)       The Company shall give Parent (i) prompt written notice of any demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands and any other instrument served on the Company under the DGCL relating to stockholders’ appraisal rights and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands for appraisal. The Company shall not make any payment with respect to any demands for appraisal or offer to settle or settle any such demands for appraisal without the written consent of Parent.

2.6       Further Action. The parties agree to take all necessary action to cause the Merger to become effective in accordance with this Article II. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.7       Withholding. Notwithstanding any other provision of this Agreement, Parent, Merger Sub, the Company and the Paying Agent, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such Taxes that are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by Parent, Merger Sub, the Company, or the Paying Agent, respectively), provided, that Parent shall reasonably cooperate with the Company to reduce or eliminate any applicable withholding. To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (a) timely remitted to the appropriate Governmental Authority and (b) treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in in the confidential disclosure letter delivered by the Company to Parent and Merger Sub as of the date of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that any disclosure or exception set forth in any Section or subsection of the Company Disclosure Schedule shall be deemed to apply to any other Section or subsection of the Company Disclosure Schedule to the extent that the relevance of such disclosure or exception to such other Section or subsection is reasonably apparent on the face of such disclosure), or (y) as disclosed in the Company SEC Reports filed with or furnished to the SEC prior to the date of this Agreement (other than information that is contained (i) solely in the “risk factors” sections of such Company SEC Reports or (ii) in any “forward-looking statements” disclaimer in such Company SEC Reports), the Company represents and warrants to each of Parent and Merger Sub as follows:

3.1       Organization and Good Standing. Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect.

3.2       Corporate Authorization.

(a)       The Company has all necessary corporate power and authority to enter into this Agreement and, assuming the receipt of the Company Stockholder Approval, to perform its obligations hereunder to consummate the Merger Transactions and adopt the Charter Amendment. The Company Board (acting upon the unanimous recommendation of the Special Committee) at a meeting duly called and held has unanimously: (i) determined that the Merger Transactions and the Convertible Note Purchase Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company and the Company Stockholders, including the stockholders holding the Unaffiliated Voting Shares; (ii) determined it to be advisable, fair to and in the best interests of the Company and the Company Stockholders to adopt the Charter Amendment to allow for future issuances of shares under the Note Purchase Agreement and notes issued thereunder; (iii) approved, adopted and declared advisable this Agreement, the Voting and Support Agreements, the Merger Transactions, the Note Purchase Agreement and the Charter Amendment; (iv) directed that this Agreement and the Charter Amendment be submitted to the Company Stockholders for adoption; (v) made the Company Board Recommendation; and (vi) to the extent necessary, having the effect of causing the Merger, this Agreement and the Merger Transactions not to be subject to any state Takeover Law or similar Law that might otherwise apply to the Merger or any of the other Merger Transactions, in each case, on the terms and subject to the conditions of this Agreement. None of the foregoing actions by the Company Board have been rescinded or modified in any way (unless effected in accordance with the terms of Section 5.3(c)).

(b)       The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval, and no other corporate proceedings on the part of the Company and no other stockholder votes are necessary to authorize this Agreement or the consummation by the Company of the Merger Transactions. The Company has made available to Parent a true and correct copy of the Company Organizational Documents and such documents are in full force and effect. The Company is not in violation of any of the provisions of its Company Organizational Documents.

(c)       Assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

(d)       The only vote of holders of any class or series of shares of Company Capital Stock or other equity interests of the Company necessary to adopt this Agreement is the adoption of this Agreement by the holders of a majority of the shares of Company Common

Stock that are outstanding and entitled to vote thereon at the Company Meeting voting together as a single class (the “Company Stockholder Approval”). No other vote of the holders of shares of Company Capital Stock or any other equity interests of the Company is necessary to consummate the Merger Transactions.

(e)       The only vote of holders of any class or series of shares of Company Capital Stock or other equity interests of the Company necessary to adopt the Charter Amendment is the adoption of the Charter Amendment by the holders of a majority of the shares of Company Common Stock that are outstanding and entitled to vote thereon at the Company Meeting voting together as a single class (the “Amendment Approval”). No other vote of the holders of shares of Company Capital Stock or any other equity interests of the Company is necessary to adopt the Charter Amendment.

3.3       Governmental Authorizations; Non-Contravention.

(a)       Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.2 are true and correct, and assuming that the Company Stockholder Approval is obtained, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:

(i)       the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii)       any filings and reports that may be required in connection with this Agreement and the Merger Transactions either (A) with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) or (B) under state securities Laws or “blue sky” Laws;

(iii)       the filings with the Specified Antitrust Authorities;

(iv)       the ICA Clearance; and

(v)       where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)       Subject to the receipts of the consents, approvals, authorizations and other requirements set forth in Section 3.3(a), the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger Transactions do not and will not (i) violate or conflict with any provision of, or result in the breach of, or default under the Company Organizational Documents, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound or (iii) result in any violation or breach of, or constitute a default under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both), any Material Contract to which the

Company or any of its Subsidiaries is a party or by which any Company Assets are bound, other than in the case of clause (ii) of this Section 3.3(b), as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.4       Capitalization.

(a)       The authorized capital stock of the Company consists solely of 385,000,000 shares of Class A Common Stock, 15,000,000 shares of Class C Common Stock and 10,000,000 shares of Company Preferred Stock. As of the close of business on March 21, 2023, (i) 236,710,136 shares of Class A Common Stock were issued and outstanding, which amount includes 2,918,102 Company Restricted Shares, (ii) 5,750,000 shares of Class C Common Stock were issued and outstanding, (iii) no shares of Company Common Stock were held in treasury by the Company, (iv) 21,348,815 shares of Company Common Stock were subject to outstanding Company Options, (v) 13,307,496 shares of Company Common Stock were issuable upon vesting of outstanding Company RSUs, (vi) no shares of Company Common Stock that are issued and outstanding and were issued in connection with the exercise of a Company Option (to the extent that such underlying Company Option (or share of Company Common Stock) is not vested as of the date hereof) and Section 3.4(a) of the Company Disclosure Schedule sets forth the names of the holders of such shares of Company Common Stock and the option agreements pursuant to which such early exercise was effected; (vii) 14,749,960 shares of Company Common Stock are issuable upon full exercise of the Private Placement Warrants and the Public Warrants, (viii) 25,250,616 shares of Company Common Stock are issuable upon full exercise of the FedEx Warrants, and (ix) no shares of Company Preferred Stock were issued and outstanding. As of the close of business on March 21, 2023, the Company has reserved 51,986,533 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. The foregoing represents all of the issued and outstanding shares of Company Capital Stock as of the date of this Agreement. All of the issued and outstanding shares of Company Capital Stock are Book Entry Shares and there are no, and the Company has never issued, certificated shares of Company Capital Stock.

(b)       The Company has previously provided Parent with a true and complete list, as of the date hereof, of each outstanding Company Option, Company RSU, Company Restricted Share and share of Company Common Stock that are issued and outstanding and were issued in connection with the exercise of a Company Option (to the extent that such underlying Company Option (or share of Company Common Stock) is not vested as of the date hereof), the holder thereof and, with respect to each Company Option, the exercise price and expiration date thereof. All shares subject to issuance under the Company Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c)       All of the issued and outstanding shares of capital stock of the Company (w) have been duly authorized and validly issued and are fully paid and non-assessable, (x) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (A) the Company Organizational Documents and (B) any other applicable Contracts governing the issuance of such securities, (y) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Company Organizational Documents or any Contract to which the Company is a party or otherwise bound and (z) are free and clear of any Liens.

(d)       There are no outstanding obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or capital stock of any Subsidiary of the Company or any other equity securities of the Company or any of its Subsidiaries or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Capital Stock or other equity securities of the Company or any of its Subsidiaries or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(e)       The Company is not a party to any stockholder agreements, investors’ rights agreements, voting agreements, voting trusts, right of first refusal and co-sale agreements, management rights agreements or other similar Contract with respect to the voting, registration, redemption, sale, transfer or other disposition of Company Capital Stock or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of Company Common Stock or other equity securities of the Company. There are no bonds, debentures or notes or other obligations issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters.

(f)       Except as set forth on Section 3.4(f) of the Company Disclosure Schedule, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for capital stock of the Company, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional capital stock, the sale of capital stock, or for the repurchase or redemption of capital stock of the Company or the value of which is determined by reference to capital stock of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any capital stock of the Company.

3.5       Subsidiaries. Section 3.5 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or formation. Each of the Subsidiaries of the Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. Each Subsidiary of the Company is duly qualified or authorized to do business as a foreign corporation, limited liability company or other legal entity and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to so qualify, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No

Subsidiary is in violation of any of the provisions of its Company Organizational Documents. Each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, as set forth in Section 3.5 of the Company Disclosure Schedule. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in any Person, or any interest convertible into, exercisable or exchangeable for any of the foregoing.

3.6       SEC Reports. The Company has timely filed with the SEC all Company SEC Reports required to have been filed on or after December 10, 2020. As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing dates (in the case of all other Company SEC Reports), and except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, each Company SEC Report (a) complied as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, applicable to such Company SEC Report, (b) was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law and (c) did not, as of such respective dates, or if amended or restated prior to the date hereof, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.

3.7       Financial Statements.

(a)       The consolidated financial statements of the Company included in the Company SEC Reports filed on or after December 10, 2020:

(i)       as of their respective filing dates, complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)       were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes to those financial statements, as permitted by Regulation S-X or, in the case of unaudited statements, as permitted by Form 10-Q under the Exchange Act, and except that the unaudited statements may not contain certain footnotes and are subject to normal, recurring audit adjustments); and

(iii)       fairly presented (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal, recurring audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated

Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

(b)       The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(c)       The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth in Section 3.7(c) of the Company Disclosure Schedule.

(d)       Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

(e)       The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. Since December 10, 2020, neither the Company nor any of the Subsidiaries of the Company has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no outstanding loans or other extensions of credit made by the Company or any of the Subsidiaries of the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(f)       Since December 10, 2020, none of the Company nor, to the Knowledge of the Company, any director, officer, auditor or accountant of the Company has received any written material complaint, allegation, assertion or claim that the Company or its Subsidiaries have engaged in illegal or fraudulent accounting or auditing practices. Since December 10, 2020, to the Knowledge of the Company, no attorney representing the Company, whether or not employed by the Company, has reported to the Company Board or any committee thereof or to any director or officer of the Company any evidence of a material violation of United States federal securities Laws and the rules and regulations of the SEC promulgated thereunder, by the Company or any of its officers or directors. There are no SEC inquiries or investigations or other inquiries or investigations by a Governmental Authority pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any executive officer of the Company.

3.8       No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries, other than (a) Liabilities disclosed or reserved against in the most recent audited consolidated balance sheet of the Company (the “Balance Sheet Date”) included in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 29, 2022 (without giving effect to any amendment thereto), (b) Liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business, (c) Liabilities to perform under Contracts entered into by the Company and its Subsidiaries, (d) Liabilities that have not had, and that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (e) Liabilities expressly required by this Agreement.

3.9       Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date through the date of this Agreement, (a) the Company has conducted its business, in all material respects, in the Ordinary Course of Business (other than in connection with modifications suspensions and/or alterations of operations in response or otherwise related to COVID-19 Measures), (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under Section 5.1 and (c) since and through such dates, there has not been any Company Material Adverse Effect or any change, event, development, condition of occurrence that, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

3.10     Taxes.

(a)       All income and all other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions), and all Taxes due and payable (whether or not shown on any Tax Return) have been timely paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b)       The unpaid Taxes of the Company and its Subsidiaries did not, as of the month covered by the most recent balance sheet included as part of the financial statements, exceed the reserve for Tax liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as set forth on the face of such balance sheet (and not in the notes thereto), and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c)       The Company and each of its Subsidiaries have withheld from amounts owing to any employee, creditor or other Person all Taxes required by Law to be withheld, paid over to the proper Governmental Authority in a timely manner all such withheld amounts required to have been so paid over and complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(d)       There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries

(e)       Section 3.10(e) of the Company Disclosure Schedule lists, as of the date of this Agreement, all income and franchise Tax Returns (federal, state, local and foreign) that currently are the subject of audit or examination by any Taxing Authority. The Company has made available to Parent complete copies of (i) all income, franchise and other material Tax Returns of the Company and its Subsidiaries for taxable periods ended within the past six years and (ii) any audit report issued by a Taxing Authority relating to any Taxes due from or with respect to the Company and its Subsidiaries.

(f)       No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes that it is or may be subject to taxation or required to file a Tax Return in that jurisdiction.

(g)       No deficiencies for Taxes have been claimed, proposed or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries except for deficiencies which have been satisfied, settled or withdrawn.

(h)       There is no Tax audit or other examination of the Company or any of its Subsidiaries presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any of its Subsidiaries.

(i)       Neither the Company nor any of its Subsidiaries is a party to any Tax indemnification, Tax receivable or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries and customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business) not primarily related to Taxes). Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the Ordinary Course of Business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j)       Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” or “listed transaction” within the meaning of Section 6707A(c) of the Code and Treasury Regulations section 1.6011-4(b).

(k)       Neither the Company nor any of its Subsidiaries is, or has been during the applicable period specified in section 897(c)(1)(A)(2) of the Code, a “United States real property holding corporation” within the meaning of section 897(c)(2) of the Code.

(l)       Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m)       The Company and its Subsidiaries are in compliance in all respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology, and the method of allocating income, deductions, expenses and receipts among the Company and its Subsidiaries complies with the principles set forth in Section 482 of the Code and the Treasury Regulations promulgated thereunder (and any corresponding or similar provisions of state, local or non-U.S. Tax law) and any other applicable transfer pricing Laws.

3.11     Real Property.

(a)       Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete list of all real property and interests in real property leased by the Company and each of its Subsidiaries as lessee or sublessor (individually, a “Real Property Lease,” and collectively, the “Real Property Leases,” and such related properties being referred to herein individually as a “Company Property” and collectively as the “Company Properties”). With respect to each Company Property:

(i)       The Company or its Subsidiaries holds a good and valid leasehold estate in such Company Property, free and clear of all Liens, except for Permitted Liens.

(ii)        The Company and its Subsidiaries has made available to Parent true, correct and complete copies of all Real Property Leases, and none of such Real Property Leases has been modified in any material respect following the date of this Agreement, except in accordance with this Agreement and to the extent that such modifications have been disclosed by the copies made available to Parent.

(iii)       The Company and its Subsidiaries are in material compliance with all Liens, encumbrances, easements, restrictions, and other matters of record affecting the Company Property, and neither the Company nor its Subsidiaries has received any written, or, to the Knowledge of the Company, oral notice alleging any default or breach under any of such Liens, encumbrances, easements, restrictions, or other matters and, to the knowledge of the Company, no default or breach, nor any event that with notice or the passage of time would result in a default or breach, by any other contracting parties has occurred thereunder. The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Company Properties under such Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no disputes with respect to such Real Property Leases.

(iv)       As of the date of this Agreement, no party, other than the Company or its Subsidiaries, has any right to use or occupy the Company Properties or any portion thereof.

(v)       Neither the Company nor its Subsidiaries has received written notice of any current condemnation proceeding or proposed similar Legal Proceeding or agreement for taking in lieu of condemnation with respect to any portion of the Company Properties.

(b)       Neither the Company nor its Subsidiaries owns any Owned Real Property.

(c)       The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

3.12     Intellectual Property.

(a)       Section 3.12(a) of the Company Disclosure Schedule lists each item of Company Intellectual Property that is registered or applied-for with a Governmental Authority or other applicable registrar and is owned by the Company or the Company’s Subsidiaries (“Company Registered Intellectual Property”). The Company or the Company’s Subsidiaries is the sole and exclusive beneficial and, with respect to Company Registered Intellectual Property, record owner of all of the Intellectual Property owned or purported to be owned by the Company and its Subsidiaries (the “Company Owned IP”). All Company Registered Intellectual Property is subsisting and in material compliance with all formal registration and maintenance requirements (including the payment of maintenance fees), and, to the knowledge of the Company, valid and enforceable (or, in the case of applications, validly applied for). As of the date hereof, no proceeding is pending or is threatened in writing (and the Company and the Company’s Subsidiaries have not otherwise received any written claim or notice, and have no knowledge of any facts or circumstances that would reasonably be expected to give rise to any such proceeding) that challenges the legality, validity, enforceability, registration, use or ownership of any Company Owned IP, and the Company and the Company’s Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company Owned IP.

(b)       Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to enforce, all Intellectual Property reasonably necessary and sufficient for the continued conduct of the business of the Company and its Subsidiaries as currently conducted. Section 3.12(b) of the Company Disclosure Schedule sets forth a non-exhaustive list of material Company Owned IP, other than the Company Registered Intellectual Property set forth in Section 3.12(a) of the Company Disclosure Schedule.

(c)       The conduct of the Company’s and its Subsidiaries’ businesses and the Company Offerings (including the use, practice, offering, licensing, provision, sale, distribution, or other exploitation of any Company Offerings) have not, within the five (5) years preceding the date of this Agreement, infringed, misappropriated or otherwise violated, and are not infringing upon, misappropriating or otherwise violating, any Intellectual Property of any third Person. As of the date hereof, there is no pending or threatened (in writing) Legal Proceeding, except for ordinary course prosecution for Company Registered Intellectual Property that the Company has (or purports to have) an ownership interest in, against the Company or its Subsidiaries alleging the Company’s or the Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person, or challenging the scope, validity, or enforceability of any Company Owned IP, and there has not been, within the five (5) years preceding the date of this Agreement, any such Legal Proceeding pending or threatened (in writing). The Company and its Subsidiaries have no knowledge of any facts or circumstances that would reasonably be expected to give rise to any such Legal Proceedings.

(d)       To the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating or, within the five (5) years preceding the date of this Agreement, has infringed, misappropriated or otherwise violated any Company Owned IP in any material respect. The Company and its Subsidiaries have not initiated, and have had no specific or general reason to initiate, any Legal Proceeding or sent to any Person, within the five (5) years preceding the date of this Agreement, any notice, charge, complaint, claim or other assertion against such third Person alleging infringement, misappropriation, or other violation by such third Person of any Company Owned IP, or challenging the scope, validity, or enforceability of any Intellectual Property of such third Person.

(e)       The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality and value of the Trade Secrets and other confidential or proprietary information included in the Company Owned IP or otherwise held in confidence by the Company and its Subsidiaries, including to the extent applicable material Software, websites and systems (including the confidential data transmitted thereby or stored therein), in each case that are within the Company’s control. To the knowledge of the Company, there has not been any material unauthorized disclosure of or unauthorized access to any such Trade Secrets or confidential or proprietary information to or by any Person in a manner that has resulted in the loss of trade secret protection or other rights in and to such information.

(f)    No government funding, nor any support, funding, facilities or resources of a university, college, other educational institution or research center, was used in the development of any Company Owned IP, and no Person who was involved in or contributed to the creation or development of any Company Owned IP has performed services for any governmental entity or agency, in each case in a manner that would grant any such third parties or third party agencies any right, title or interest in such Company Owned IP.

(g)       With respect to the Software used or held for use in the business of the Company and its Subsidiaries (including any Software incorporated into Company Offerings), to the knowledge of the Company, no such Software contains any (i) undisclosed or hidden device or feature designed to disrupt, disable, or otherwise materially impair the functioning of any software or (ii) any defects, bugs, “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that materially affect the use, functionality, security or performance of such Software or that permit unauthorized access or the unauthorized disablement or erasure of such or other software or information or data (or any parts thereof) of the Company or its Subsidiaries, or customers of the Company and its Subsidiaries without the user’s express prior consent (collectively, “Contaminants”). The Company and its Subsidiaries use commercially reasonable measures designed to prevent the introduction of Contaminants into Company Offerings, in accordance with procedures that are customarily used in the Company’s industry. To the knowledge of the Company, no warranty, indemnification requests or other claims have been asserted against the Company or any of its Subsidiaries in writing, and the Company and the Company’s Subsidiaries have no knowledge of any facts or circumstances that would reasonably be expected to give rise to any such requests or other claims related to any Company Offerings.

(h)       The Company’s and its Subsidiaries’ use, incorporation, modification, linking, calling, hosting and distribution of (i) Software developed by the Company or any Subsidiaries or otherwise included in Company Owned IP, and (ii) Open Source Materials, is in material compliance with all terms and conditions of all Open Source Licenses applicable thereto. Neither the Company nor its Subsidiaries have used, incorporated, modified, linked, called, hosted or otherwise distributed any Open Source Materials in a manner that requires any Software developed by the Company or any Subsidiaries or otherwise included in Company Owned IP to be subject to any Copyleft Terms.

(i)       No Source Code for any Software or material proprietary artificial intelligence models or collections of data included in the Company Owned IP (i) is the subject of any right, title or interest of any other Person, (ii) has been provided, licensed or granted any right, title or interest (including any present, contingent or other right, such as an escrow arrangement), or made available to any customer, business partner, escrow agent or other Person or (iii) is the subject of any duty or obligation (whether present, contingent, or otherwise) (and to the knowledge of the Company, as of the date hereof, no event has occurred and no circumstance or condition exists, that could reasonably result in such duty or obligation) to deliver, license, or make available, any such Source Code or such artificial intelligence models and collections of data to any customer, business partner, escrow agent or other Person, in the case of each of (i), (ii) and (iii), excluding the delivery or making available of data to customers of the Company and its Subsidiaries in the Ordinary Course of Business and Company Service Providers, all of whom are bound by valid, binding, enforceable written Contracts containing confidentiality or non-disclosure obligations substantially similar to the Company’s standard form agreement regarding inventions, confidentiality and other matters. The Company possesses all (x) Source Code for all Software owned or purported to be owned by the Company and all other materials, to generate the object code for, and deliver, the Company products and services, and (y) material proprietary artificial intelligence models and collections of data to freely develop and improve their artificial intelligence products and services.

(j)       Each current or former officer and employee of the Company or its Subsidiaries that has authored, delivered, or developed any Intellectual Property in the course of such officer’s or employee’s employment with the Company or its Subsidiaries, and each current or former consultant or other individual service provider of the Company or its Subsidiaries that has authored, delivered, or developed any Intellectual Property for the Company in the course of such consultant’s or service providers’ engagement with the Company or its Subsidiaries (in each case, including by contributing to, modifying, or improving Company Owned IP) (such Intellectual Property authored, delivered, or developed, “Developed IP”, and such officers, employees, consultants and individual service providers, “Company Service Providers”) has executed a valid and enforceable proprietary information and inventions agreement, certificate of authorship, or consultant, contractor or other agreement assigning to the Company or its Subsidiaries all of such Company Service Provider’s rights in such Developed IP, and no Person other than the Company or any of its Subsidiaries owns or purports to own (whether exclusively, jointly with another Person or otherwise), or otherwise possesses any rights to enforce or exclusive rights to exploit, any such Intellectual Property. No Company Service Provider has excluded pursuant to such proprietary information and inventions agreement material works or inventions related to the business of the Company or its Subsidiaries.

(k)       Neither this Agreement nor the consummation of the transactions contemplated by this Agreement will result in, other than with respect to Contracts entered into between the Parent or its Affiliates and a third party prior to Closing, (i) any material limitation on Parent’s, the Company’s or its Subsidiaries’ ability to use any Company Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted, (ii) Parent or the Company or its Subsidiaries being obligated to grant to any third Person any ownership interest in, or any license, covenant not to sue or right under or with respect to, any Company Intellectual Property, (iii) Parent or the Company or its Subsidiaries, being bound by, or subject to, any restriction to use, register or otherwise exploit any Company Intellectual Property, or (iv) otherwise result in the loss, forfeiture, termination, or impairment of any rights of the Company or any of its Subsidiaries in any Company Intellectual Property.

3.13       Material Contracts.

(a)       Section 3.13(a) of the Company Disclosure Schedule contains a listing of all Contracts described in clauses (i) through (xiii) below to which, as of the date of this Agreement, the Company or its Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan (such Contracts as are required to be set forth on Section 3.13(a) of the Company Disclosure Schedule, the “Material Contracts”). True, correct and complete copies of the Contracts listed on Section 3.13(a) of the Company Disclosure Schedule have previously been made available to Parent or its agents or representatives, together with all amendments thereto):

(i)       other than as would be responsive to Section 3.13(a)(ix), any Contract or purchase commitment reasonably expected to result in a future payment, individually or on an order-by-order basis, to or by the Company or its Subsidiaries in excess of $500,000 in any twelve (12) month period;

(ii)       any Contract with any of the Top Customers (other than purchase orders, invoices or statements of work entered into in the Ordinary Course of Business involving payments not in excess of $250,000);

(iii)       any Contract with any of the Top Suppliers (other than purchase orders, invoices or statements of work entered into in the Ordinary Course of Business involving payments not in excess of $250,000);

(iv)       each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing;

(v)       each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last five (5) years, in each case, involving payments in excess of $500,000 other than Contracts in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(vi)       each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $250,000 in any calendar year;

(vii)       each Contract involving the formation of a joint venture, partnership, or limited liability company (excluding in the case of a partnership or limited liability company, any wholly owned Subsidiary of the Company);

(viii)       any Contracts between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand;

(ix)       any Contracts, other than non-disclosure agreements, containing covenants of the Company or any of the Company’s Subsidiaries entered into in the Ordinary Course of Business (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(x)       any collective bargaining (or similar) agreement, arrangement or Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor union, labor organization, works council or other employee representative body, on the other hand (a “Labor Agreement”);

(xi)       each Contract (including license agreements, coexistence agreements, settlement agreements, and agreements with applicable covenants not to sue) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person any material rights to use or register or otherwise practice or exploit, or any covenant not to sue for infringement or misappropriation of, any Company Owned IP (except for (I) Contracts with the Company’s or its Subsidiaries’ customers granting non-exclusive rights to Company Owned IP entered into in the Ordinary Course of Business and in a form substantially similar in all material respects to the Company’s standard customer agreement, (II) non-disclosure agreements entered into in the Ordinary Course of Business, (III) non-exclusive licenses granted to Company Service Providers for the sole purpose of providing services to the Company entered into in the Ordinary Course of Business, (IV) non-exclusive rights to feedback granted by the Company in the Ordinary Course of Business, and (V) non-exclusive trademark licenses that are incidental to such Contract in the Ordinary Course of Business) (collectively, “Standard Out Licenses”) or (B) is granted by a third Person any material rights to use or otherwise practice or exploit, or any covenant not to sue for infringement or misappropriation of, any Intellectual Property (other than (I) Contracts granting non-exclusive rights to use commercially available, non-customized, off-the-shelf software having a replacement cost or annual license fee of less than $250,000 for all such related Contracts and that is licensed to the Company on standard terms and not incorporated into or used directly in the development of any Company Owned IP or otherwise distributed with the Company Offerings, (II) Open Source Licenses, (III) agreements between the Company and Company Service Providers for the primary purpose of assignment or license of Intellectual Property rights developed during the course of such Company Service Providers’ engagement with the Company and entered into on the Company’s standard form agreement regarding inventions, confidentiality and other matters (or a substantially similar form), (IV) non-disclosure agreements entered into the Ordinary Course of Business consistent with past practice, (V) non-exclusive licenses granted by customers in the Ordinary Course of Business consistent with past practice for the sole purpose of the Company or its Subsidiaries providing services to such customers and in a form substantially similar in all material respects to the Company’s standard customer agreement, (VI) non-exclusive rights to feedback granted by third parties in the Ordinary Course of Business, and (VII) non-exclusive trademark licenses that are incidental to such Contract entered into in the Ordinary Course of Business) (collectively, “Standard In Licenses”);

(xii)       any Contract containing (1) excluding Standard Out Licenses and Standard In Licenses, any license, immunity, authorization, release, or covenant not to sue or not to assert claims or other restriction limiting the right of the Company or any of its Subsidiaries to use or enforce any Company Intellectual Property, (2) any sale, assignment grant, transfer, or conveyance of any rights or interests in or to any Company Owned IP (including any present, contingent or other right, such as an escrow arrangement), or (3) a concurrent use agreement, settlement agreement, pre-rights declaration or co-existence agreement with respect to any Company Owned IP;

(xiii)       any Contract providing for the development of any Intellectual Property, independently or jointly, by or for the Company or any of its Subsidiaries (other than agreements between the Company and Company Service Providers in which a Company Service Provider has been engaged to develop Intellectual Property for the Company or any of its

Subsidiaries on the Company’s standard form agreement regarding inventions, confidentiality and other matters (or a substantially similar form));

(xiv)       any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $250,000 in any calendar year;

(xv)       each Contract granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries; and

(xvi)       any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xiii) of this Section 3.13(a).

(b)       All of the Material Contracts are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under such Material Contracts, and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Material Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral claim or written or, to the knowledge of the Company, oral notice of termination or breach of or default under any such Material Contract (which claim or notice has not been rescinded), and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Material Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

(c)       The Company is not party to (a) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (b) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

3.14     Company Benefit Plans.

(a)       Section 3.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of each Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or any other plan, policy, program, arrangement or agreement (including any employment, consulting, severance, bonus, incentive or deferred compensation, profit-sharing, retirement, pension, medical, retiree medical, vision, dental or other health plans, life insurance plans, and other employee benefit plans or fringe benefit plans, employee loan, note or pledge agreement, stock option, equity or equity-based compensation, employee stock ownership, retention, supplemental retirement, vacation, holiday pay or other paid time off, change in control or similar plan, policy, program, arrangement or agreement) providing compensation or other benefits to any current or former director, officer, individual consultant, worker or employee, which are maintained, sponsored, administrated, contributed to or entered into by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any potential liability, and in each case whether or not (x) subject to the Laws of the United States, (y) in writing or (z) funded, but excluding in each case any statutory plan, program or arrangement that is maintained by any Governmental Authority. With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (i) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (ii) the most recent summary plan description, including any summary of material modifications, (iii) the three most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, including all schedules thereto, (iv) the three most recent actuarial reports or other financial statements relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (vi) any material correspondences to or from the IRS or any office or representative of the United States Department of Labor or any Governmental Authority in respect of any such Company Benefit Plan for the latest three plan years.

(b)       Except as set forth on Section 3.14(b) of the Company Disclosure Schedule, (i) each Company Benefit Plan has been established, operated, funded and administered in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) in all material respects, all contributions, payments, benefits and premiums required to be made with respect to any Company Benefit Plan have been timely made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company Financial Statements to the extent required by GAAP and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(c)       No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied. No material liability under Title IV of ERISA has been or, to the Knowledge of the Company, is reasonably expected to be incurred by the Company or any of the Company’s Subsidiaries.

(d)       With respect to each Company Benefit Plan, no material actions, inquiries, proceedings, litigations, audits, investigations, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(e)       No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law or (ii) benefits the full cost of which is borne by the current or former employee (or his or her beneficiary).

(f)       Except as set forth on Section 3.14(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated hereby will not, (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits (including Company Equity Awards) due to any current or former employee, officer or other individual service provider by the Company or a Subsidiary of the Company or (iii) result in any restriction on the right of the Company or any of the Company’s Subsidiaries or, after the consummation of the transactions contemplated hereby, the Surviving Corporation, to merge, amend or terminate any of the material Company Benefit Plans. The consummation of the transactions contemplated hereby will not result in any “excess parachute payment” under Section 280G of the Code. Neither the Company nor any of the Company’s Subsidiaries has any obligation to provide any tax gross-up, tax equalization, or other similar Tax-related payment or benefit with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(g)       Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (if any) has been operated and maintained, in all respects, in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder, such that no Taxes or interest will be due and owing in respect of such Company Benefit Plan failing to be in compliance therewith.

3.15     Labor. Except as set forth on Section 3.15 of the Company Disclosure Schedule:

(a)       In the past five (5) years, (i) neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, (ii) no such Labor Agreement is being or has been negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are or have been represented by any labor union or other employee representative body with respect to their employment with the Company or its Subsidiaries and (iv) no labor union or any other employee representative body, to the knowledge of the Company, has requested or sought to represent any of the employees of the Company or its Subsidiaries with respect to their employment with the Company or its Subsidiaries. In the past five (5) years, there has been no actual or, to the knowledge of the Company, threatened unfair labor practice charge, labor arbitration, strike, slowdown, work stoppage, lockout, or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b)       Each of the Company and its Subsidiaries are, and have been for the past five (5) years, in compliance in all material respects with all applicable Laws respecting labor and employment including, but not limited to, all Laws respecting terms and conditions of employment, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity and equal pay, pay transparency, background checks, drug testing, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues (including the Families First Coronavirus Response Act) and unemployment insurance.

(c)       The Company and its Subsidiaries are not delinquent in any material payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d)       In the past five (5) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any complaints, grievances or arbitrations arising out of any Labor Agreement, (iii) notice of any material charge or complaint with respect to them before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices, (iv) written notice (including notice via electronic means) of the intent of any Governmental Authority responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration or occupational safety and health Laws to conduct an investigation with respect to them or written notice (including notice via electronic means) that such investigation is in progress, or (v) written notice (including notice via electronic means) of any complaint, lawsuit or other proceeding in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship, and with respect to each of (i) through (v) herein, no such matters are pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(e)       To the knowledge of the Company, no employee of the Company or any of the Company’s Subsidiaries at the level of Director or above has notified the Company of their intention to terminate their employment.

(f)       The Company and its Subsidiaries are not and have not been (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246 or any other applicable

Law requiring affirmative action or other employment related actions for government contractors or subcontractors), (ii) required to comply with Executive Order 11246 or any other applicable Law requiring affirmative action or other employment related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

(g)       To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries is in violation of (i) any restrictive covenant, nondisclosure obligation or fiduciary duty to the Company or any of the Company’s Subsidiaries or (ii) any restrictive covenant or nondisclosure obligation to a third party relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of Trade Secrets or proprietary information.

(h)       Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against any current or former officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries in their capacities as such.

(i)       In the past five (5) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar state or local law relating to group terminations of employment. Except as set forth on Section 3.15(i) of the Company Disclosure Schedule, in the past five (5) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

(j)       Except as would not result in material liability to the Company or its Subsidiaries taken as a whole: (i) all current and former employees of the Company and its Subsidiaries are, and for the past five (5) years have been, properly classified and treated as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage and hour Laws; and (ii) all current and former independent contractors and consultants of the Company or its Subsidiaries have been properly classified and treated as independent contractors under applicable Laws.

(k)       The Company and its Subsidiaries are, and for the past five (5) years have been, in compliance in all material respects with all applicable immigration and visa Laws, and to the knowledge of the Company after proper verification of any applicable employee documentation, all current and former employees of the Company and its Subsidiaries in the United States are either United States citizens or are otherwise legally entitled to work in the United States under the Immigration Reform and Control Act of 1986 and other applicable Laws.

3.16     Litigation. Except as set forth on Section 3.16 of the Company Disclosure Schedule, (a) there are no pending or, to the knowledge of the Company, threatened Legal Proceedings, against the Company or any of the Company’s Subsidiaries or their respective properties or assets, (b) other than with respect to audits, examinations or investigations in the Ordinary Course of Business conducted by a Governmental Authority pursuant to a Material Contract, there is no pending or, to the knowledge of the Company, threatened audit, examination or investigation by any Governmental Authority against the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, or, to the knowledge of the Company, any of the directors, managers or officers of the Company or any of its Subsidiaries with regard to their actions as such, (c) there is no pending or threatened Legal Proceeding by the Company or any of the Company’s Subsidiaries against any third party and (d) there is no outstanding Order imposed or, to the knowledge of the Company, threatened in writing to be imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Order, except, in each case, as would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

3.17     Compliance with Laws

(a)       Each of the Company and its Subsidiaries is, and for the prior five (5) years has been, in compliance with all applicable Laws in all material respects.

(b)       The Company and its Subsidiaries maintain a program of policies, procedures and internal controls reasonably designed and implemented to ensure compliance with applicable Laws.

(c)       For the past five (5) years, neither the Company nor any of its Subsidiaries has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, and would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

3.18     Insurance. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and all of the Company’s material insurance policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as set forth in Section 3.18 of the Company Disclosure Schedule, no insurer has denied or disputed coverage of any material claim under any of the Company’s insurance policies during the last twelve (12) months. True, correct and complete copies of all material insurance policies of the Company as in effect as of the date hereof have been made available to Parent.

3.19     Related Party Transactions.

(a)       Except as set forth on Section 3.19(a) of the Company Disclosure Schedule, no (i) employee, officer or director of the Company or any of its Subsidiaries, (ii) holder of securities or derivative securities of the Company or any of its Subsidiaries or (iii)

member of any of the respective immediate families of any of the foregoing is indebted to the Company or any of its Subsidiaries for borrowed money, nor is the Company or any of its Subsidiaries indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (A) for payment of salary, bonuses and other compensation for services rendered, (B) reimbursement for reasonable expenses incurred in connection with the Company or any of its Subsidiaries and (C) for other employee benefits made generally available to all employees.

(b)       Except as set forth on Section 3.19(b) of the Company Disclosure Schedule, to the knowledge of the Company, no officer, director, employee, holder of securities or derivative securities of the Company or any of its Subsidiaries (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with the Company or any of its Subsidiaries (other than such Contracts relate to any such Person’s ownership of capital stock of the Company or such Person’s employment or consulting arrangements with the Company or any of its Subsidiaries).

3.20     Sanctions and Customs & Trade Laws Compliance.

(a)       The Company and its Subsidiaries, and their respective directors, officers and, to the knowledge of the Company, employees, and Representatives, in each case to the extent acting on behalf of the Company or its Subsidiaries, (i) are, and have been for the past five (5) years, in compliance in all material respects with all Customs & Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made any material filings with and complied with all requirements of, any applicable Governmental Authority under the Customs & Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Customs & Trade Laws or Sanctions Laws or any Export Approvals.

(b)       Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees, agents, Representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years been, a Sanctioned Person or Restricted Person or (ii) has unlawfully transacted business directly or indirectly with any Restricted Person, Sanctioned Person or in any Sanctioned Country.

(c)       The Company has determined that, as of the date hereof, none of the Company or any of its Subsidiaries (a) produces, designs, tests, manufactures, fabricates, or develops “critical technologies” as that term is defined in 31 C.F.R. § 800.215; (b) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to covered investment “critical infrastructure”; or (c) maintains or collects, directly or indirectly, “sensitive personal data” as that term is defined in 31 C.F.R. § 800.241; and, therefore, none of the Company or any its Subsidiaries is a “TID U.S. business” within the meaning of 31 C.F.R. § 800.248. The Company has no current intention of engaging in such activities in the future.

3.21     Brokers and Financial Advisors. No broker, finder, investment banker or other Person, other than the Company Financial Advisor, is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

3.22     Customers.

(a)       Section 3.22 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the top seven (7) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2022, as well as any new customers that, based on the projected aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2023, would reasonably be expected to be in the top ten (10) customers during the trailing twelve (12) months for the period ending December 31, 2023 (the “Top Customers”).

(b)       Except as set forth on Section 3.22 of the Company Disclosure Schedule, none of the Top Customers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.23     Suppliers.

(a)       Section 3.23 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the top ten (10) suppliers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve (12) months for the period ending December 31, 2022, as well as any new suppliers that, based on the projected aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty for the calendar year 2023, would reasonably be expected to be in the top ten (10) suppliers during the trailing twelve (12) months for the period ending December 31, 2023 (the “Top Suppliers”).

(b)       Except as set forth on Section 3.23 of the Company Disclosure Schedule, none of the Top Suppliers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries, and to the knowledge of the Company, none of the Top Suppliers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

3.24     Privacy and Data Security.

(a)       The Company and its Subsidiaries are in compliance in all material respects with, and during the past five (5) years have been in compliance in all material respects with, (i) all applicable Laws relating to the Processing of Personal Information collected, used, or held for use in connection with the business of the Company or its Subsidiaries, (ii) the Company’s and its Subsidiaries’ published privacy, cybersecurity and data security policies, as applicable, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning privacy, cybersecurity, data security, and the security of the information technology systems used by the Company and its Subsidiaries (the foregoing (i)-(iii), “Privacy and Cybersecurity Requirements”). There are not, and have not been, any Legal Proceedings by any Person, or any investigations by any Governmental Authority, pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Privacy and Cybersecurity Requirements. The Company and its Subsidiaries take appropriate measures to protect Personal Information within their possession or control against unauthorized access, use, modification, disclosure, or other misuse or loss, including through administrative, technical, and physical safeguards.

(b)       The Company IT Systems as currently owned, leased or licensed by the Company and its Subsidiaries are adequate and sufficient for the operation of the businesses of the Company and its Subsidiaries as currently conducted. During the past five (5) years, (i) there have been no security breaches of the Company IT Systems, and (ii) there has been no failure, breakdown, performance reduction, disruption, or other adverse event affecting any Company IT Systems that adversely affected the Company’s or its Subsidiaries’ business or operations. The Company and its Subsidiaries have aligned their cybersecurity and data security practices with relevant industry standards, carried out external and internal penetration tests and vulnerability assessments of the Company IT Systems and their business environments to identify any cybersecurity threats, and have remediated any and all material vulnerabilities identified through such tests and assessments.

(c)       The Company and its Subsidiaries have established and maintained, and use reasonable efforts to ensure that all third Persons controlling Company IT Systems have established and maintained, commercially reasonable and legally compliant measures to protect the Company IT Systems and all Trade Secrets, Personal Information in their possession or control against unauthorized access, use, modification, disclosure, or other misuse or loss, including through written internal and external policies and procedures, and organizational, administrative, technical, and physical safeguards. Neither the Company nor any Subsidiary of the Company, nor any third Person controlling any Company IT System, has (i) experienced any incident in which any Personal Information or Customer Data was stolen, lost, or improperly accessed, used, modified, disclosed, or otherwise misused, including in connection with a breach of security or (ii) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.

(d)       The consummation of the transactions contemplated hereby shall not breach or otherwise cause any violation in any material respect of any Privacy and Cybersecurity Requirements.

3.25     State Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub contained in Section 4.3(c) are true and correct, the Company Board has approved this Agreement and the Merger Transactions as required to render inapplicable to this Agreement and the Merger Transactions the restrictions on “business combinations” set forth in section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (each, a “Takeover Law”).

3.26     No Rights Agreement. The Company is not party to a stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan and the Company Board has not adopted or authorized the adoption of such an agreement or plan.

3.27     Licenses. The Company and its Subsidiaries have obtained, and maintain, all Licenses required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted, except as would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect. Each material license held by the Company or any of the Company’s Subsidiaries is valid, binding and in full force and effect, and each of the Company and its Subsidiaries is in compliance, in all material respects, with all such material Licenses. Neither the Company nor any of its Subsidiaries (a) is or has been in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material License to which it is a party, (b) is the subject of any pending or threatened in writing Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, modification, or impairment of any material License; or (c) has received any written notice that any Governmental Authority that has issued any material License intends to cancel, terminate, revoke, suspend, modify, impair or not renew any such material License, except to the extent such material License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 3.3 of the Company Disclosure Schedule; provided, that such amendment, replacement or reissuance does not materially affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after the Closing. Section 3.27 of the Company Disclosure Schedule sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

3.28     Environmental Matters.

(a)    The Company and its Subsidiaries are and, except for matters which have been fully resolved, have been in compliance with all Environmental Laws, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

(b)    There has been no material release of any Hazardous Materials (i) at, in, on or under any Company Property or in connection with the Company’s and its Subsidiaries’ operations off-site of the Company Property or (ii) to the knowledge of the Company, at, in, on or under any real property formerly owned, leased or operated by the Company or any of its Subsidiaries during the time that the Company or its Subsidiaries owned, leased or operated such property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of.

(c)    Neither the Company nor its Subsidiaries are subject to any current Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d)    No material Legal Proceeding is pending or, to the knowledge of the Company, threatened in writing with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws.

(e)    The Company has made available to Parent all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

3.29     Anti-Corruption Compliance.

(a)    For the past five (5) years, neither the Company nor any of its Subsidiaries, nor any director, officer, employee or, to the knowledge of the Company, agent, in each case while acting on behalf of the Company or any of the Company’s Subsidiaries, has directly or indirectly offered, given or attempted to give anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, any candidate for political office or any other Person; or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority, candidate for political office or other Person, in each case in violation of the Anti-Bribery Laws.

(b)    For the past five (5) years, to the knowledge of the Company, there have been no allegations, reports, current or pending internal investigations, third-party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

3.30     Opinion of Financial Advisor. The Company Board (in such capacity) has received the opinion of the Company Financial Advisor on or prior to the date of this Agreement to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, the Merger Consideration to be received by the holders of the Class A Common Stock (other than Parent, Merger Sub and their respective Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders (other than holders of Excluded Shares). A copy of such written opinion shall be provided to Parent solely for informational purposes after execution of this Agreement and receipt of such written opinion by the Company.

3.31     Information Supplied. The information relating to the Company and its Subsidiaries, to the extent supplied by or on behalf the Company or its Subsidiaries, to be contained in, or incorporated by reference in, the Proxy Statement and Schedule 13E-3 will not, on the date the Proxy Statement or Schedule 13E-3 as applicable, or any amendment or supplement thereto, is mailed to holders of shares of Company Capital Stock and at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

4.1       Organization and Power. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(a)    Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder to consummate the Merger Transactions. The investment committee of the Parent has adopted resolutions approving this Agreement and the Merger Transactions. The sole stockholder of Merger Sub has adopted or promptly after the date hereof will adopt resolutions adopting this Agreement. The board of directors of Merger Sub has unanimously: (i) approved this Agreement and the Merger Transactions and declared it advisable to enter into this Agreement and consummate the Merger Transactions; and (ii) recommended that Merger Sub’s stockholder adopt this Agreement.

(b)    Subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, as provided in subsection (a) above, the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Merger Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub.

(c)    Assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting or relating to creditors’ rights generally and (ii) general principles of equity, whether considered in a proceeding at law or in equity.

4.2       Governmental Authorizations; Non-Contravention.

(a)    Assuming that the representations and warranties of the Company contained in Section 3.3 are true and correct, the execution, delivery and performance of this

Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not require any Governmental Authorization, other than:

(i)    the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business;

(ii)    any filings and reports that may be required in connection with this Agreement and the Merger Transactions either with the SEC or under state securities Laws or “blue sky” Laws;

(iii)    compliance with the Nasdaq rules and regulations;

(iv)    the filings with the Specified Antitrust Authorities;

(v)    the ICA Clearance; and

(vi)    where the failure to obtain such Governmental Authorization would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger Transactions do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub or (ii) assuming that all Governmental Authorizations described in Section 4.2(a) have been obtained or made prior to the Effective Time (x) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound or (y) result in any violation or breach of, or constitute a default under, or entitle any party to terminate, accelerate or adversely modify, or result in the creation of any Lien under (in each case with or without notice or lapse of time or both), any Contracts to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any Parent Assets are bound, other than in the case of clause (b) of this Section 4.2(b) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

4.3       Capitalization; Interim Operations of Merger Sub; Ownership of Company Common Stock

(a)    All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.

(b)    Merger Sub was formed solely for the purpose of engaging in the Merger Transactions and has not engaged, nor prior to the Effective Time will it engage, in any business activities or operations other than in connection with the Merger Transactions. Merger Sub has no Subsidiaries.

(c)    None of Parent, Merger Sub or their respective directors or executive officers own, directly or indirectly, beneficially (as defined in Rule 13d-3 under the Exchange Act) or of record, any shares of Company Common Stock or securities that are convertible, exchangeable or exercisable for Company Common Stock, and none of Parent, Merger Sub or their respective directors or executive officers holds any rights to acquire or vote any shares of Company Common Stock, except pursuant to this Agreement.

4.4       Sufficient Funds. Parent has (or has available to it), and will have as of the Effective Time, sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this Agreement and the Merger Transactions, including Parent’s and Merger Sub’s costs and expenses and the aggregate Merger Consideration on the terms and conditions contained in this Agreement. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

4.5       Litigation. There is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that has had or would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority that has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.6       Information Supplied. The information relating to Parent and Merger Sub, to the extent supplied by or on behalf Parent and Merger Sub, to be contained in, or incorporated by reference in, the Proxy Statement and Schedule 13E-3 will not, on the date the Proxy Statement or Schedule 13E-3, as applicable, or any amendment or supplement thereto, is mailed to holders of shares of Company Capital Stock and at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing provisions of this Section 4.6, no representation or warranty is made by Parent or Merger Sub with respect to information supplied in writing by the Company specifically for inclusion in the Proxy Statement.

4.7       Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger Transactions, and, prior to the Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with the Transactions.

ARTICLE V

COVENANTS

5.1       Conduct of Business of the Company.

(a)    The Company agrees that, during the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, except for matters (i) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, (iii) as expressly contemplated by this Agreement, (iv) as may be required to comply with any Law or Order, or (v) as required by the rules or regulations of Nasdaq, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (x) conduct its business in the Ordinary Course of Business in all material respects (including any changes in their respective business practices adopted prior to the date hereof to address and adapt to COVID-19 and any COVID-19 Measures), (y) keep available the services of the current officers and key management employees of the Company and each of its Subsidiaries, and (z) to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with key anticipated customers, key suppliers, key partners and other Persons with which the Company or any of its Subsidiaries has significant business relations.

(b)    Between the date of this Agreement and the earlier of the Effective Time and the date of termination of this Agreement, except for matters (i) undertaken with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, (iii) as contemplated or permitted by this Agreement, (iv) as may be required to comply with any Law or Order or (v) as required by the rules or regulations of Nasdaq, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following:

(i)      Organizational Documents / Matters. Amend any of the Company Organizational Documents or restructure, reorganize, dissolve or liquidate the Company or any of its Subsidiaries or form any Subsidiary or enter into any new line of business or abandon or discontinue any existing line of business;

(ii)     Dividends. Make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned Subsidiaries of the Company;

(iii)    Capital Stock. Split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly owned Subsidiary of the Company after consummation of such transaction;

(iv)    Equity.

(A)    Purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company of any Company Equity Award in connection with the forfeiture or cancellation of such Company Equity Award, (ii) transactions between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or (iii) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards existing on the date hereof;

(B)    issue, sell, pledge, dispose of, grant, transfer or encumber any shares of Company Capital Stock or other equity interests in the Company or any of its Subsidiaries, or any class, or securities convertible into, or exchangeable or exercisable for, any shares of Company Capital Stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of Company Capital Stock or other equity interests or such convertible, exchangeable or exercisable securities of the Company or any of its Subsidiaries, other than (i) the issuance of shares of Company Common Stock in accordance with and as required by the Warrant Agreement or the FedEx Warrant or (ii) the issuance of shares of Company Common Stock upon the exercise of Company Options or settlement of Company RSUs outstanding as of the date hereof, provided, however, that such exercise shall be limited to the vested portion of such Company Options as of the time of such exercise and the Company shall not allow any early exercise of Company Options;

(v)      Acquisitions. Acquire by merger or consolidation with, or merge or consolidate with, or purchase any Person or acquire (including by merger, consolidation or acquisition of stock or assets), any assets, securities, businesses or properties, other than acquisitions of raw materials and other property in the Ordinary Course of Business and in amount not to exceed $250,000 in the aggregate;

(vi)     Material Contracts. Modify or terminate (other than expiration in accordance with its terms) any Material Contract or enter into any Contract, that if entered into prior to the date hereof would have been a Material Contract (other than purchase orders, invoices or statements of work entered into in the Ordinary Course of Business involving payments not in excess of $250,000);

(vii)    Material Assets. Sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, except for (A) dispositions of obsolete or worthless equipment, (B) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (C) transactions in the Ordinary Course of Business to fulfill order obligations pursuant to customer orders existing as of the date hereof and customer orders that may be received in the Ordinary Course of Business following the date hereof and (D) transactions in the Ordinary Course of Business that represent a sale or transfer price of less than $250,000 individually and less than $500,000 in the aggregate;

(viii)    Real Property. Acquire any ownership interest in any real property;

(ix)      Employee Benefits. Except as otherwise required by applicable Law, existing Company Benefit Plans or any Material Contract, (A) grant or announce any cash- or equity or equity-based incentive awards, bonus, severance, retention, change in control or termination or similar pay, (B) hire or terminate the employment of any officers, directors or employees with an annual base salary or wage rate above $200,000, other than terminations of employment for cause or due to death or disability, (C) terminate, adopt, enter into or materially amend any Company Benefit Plan, (D) increase or decrease the compensation or benefits payable or that become payable to any employee, officer, director or other individual service provider with an annual base salary of $200,000 or more, except where such increase or decrease does not exceed ten percent (10%) of the annual base salary (E) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries for the benefit of any employee or other service provider of the Company or its Subsidiaries, or (F) take any action to accelerate the time of payment, vesting, exercisability or funding of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the Ordinary Course of Business;

(x)       Indebtedness. Except as set forth on Section 5.1(b)(x) of the Company Disclosure Schedules, (A) Issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, (B) guarantee any Indebtedness of another Person, except as issued or incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries;

(xi)      Investments. Make any loans, advances or capital contributions to, or investments in, any other Person other than between the Company and any of its wholly owned Subsidiaries;

(xii)     Taxes. (A) Make, change or revoke any material election in respect of Taxes, (B) amend, modify or otherwise change any filed income or other material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any closing agreement in respect of material Taxes executed on or prior to the Closing Date or enter into any material Tax sharing or similar agreement, (E) settle any claim or assessment in respect of material Taxes, (F) surrender or allow to expire any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes;

(xiii)    Dissolution. Adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries;

(xiv)    Legal Proceedings. Waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other Legal Proceedings, except in the Ordinary Course of Business that (A) involve only the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount less than $100,000 individually or $250,000 in the aggregate, (B) do not impose any injunctive or other non-monetary relief on the Company, (C) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries and (D) do not relate to this Agreement or the Merger Transactions;

(xv)    Intellectual Property. (A) Enter into or become bound by any Material Contract, or modify, amend, renew or terminate any Material Contract, in each case related to the acquisition or disposition or granting of any rights to any Intellectual Property that is material to the Company and its Subsidiaries, or otherwise materially encumber any such Intellectual Property, (B) act or fail to act in any manner that would reasonably be expected to result in any loss, disposal of, abandonment, lapse, invalidity or unenforceability of any material rights to any Intellectual Property that is material to the Company and its Subsidiaries, or (C) disclose any material Trade Secret of the Company or its Subsidiaries to any Person, other than in the Ordinary Course of Business to Company Services Providers who have entered into a written confidentiality agreement or are otherwise subject to standard confidentiality obligations in accordance with procedures that are customarily used in the Company’s industry, in the case of each of (A) and (B), except in the Ordinary Course of Business;

(xvi)     Collective Bargaining. Enter into, modify, amend, renew or extend any Labor Agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(xvii)    License. Terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xviii)    Noncompetition. Limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person;

(xix)      Restrictive Covenants. Waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor or any other third party;

(xx)        Accounting Practices. Make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Authority;

(xxi)       Poison Pill. Enter into, adopt or authorize the adoption of any stockholder rights agreement (or similar plan commonly referred to as a “poison pill”); or

(xxii)      Related Actions. Agree, authorize or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. In addition, notwithstanding the foregoing, (x) no action or inaction by the Company with respect to matters specifically and directly addressed by any provision of this Section 5.1(b) may be deemed a breach of Section 5.1(a) unless such action constitutes a breach of such provision of Section 5.1(b) and (y) if the Company seeks the consent of Parent to take any action prohibited by this Section 5.1(b) and such consent is withheld by Parent, the failure to take such action will not be deemed to be a breach of Section 5.1(a).

5.2       Access to Information; Confidentiality.

(a)    Upon reasonable advance written or electronic notice, subject to applicable logistical restrictions or limitations as a result of COVID-19 reasonably implemented by the Company or any COVID-19 Measures (which, for the avoidance of doubt, will not derogate from the Company’s obligations under this Section 5.2 to the extent such obligations can be satisfied by electronic means) , the Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours during the period from the date of this Agreement until the earlier of the Effective Time or the valid termination of this Agreement pursuant to Article VII, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent: (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws (except to the extent publicly available on the SEC’s “EDGAR” filing system); and (ii) all other information concerning its business, properties and personnel as Parent or Merger Sub may reasonably request (including Tax Returns filed and those in preparation and the workpapers of its auditors). Nothing herein shall require the Company or any of its Subsidiaries to provide such access or information to the extent that such action (A) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (B) specifically relates to the evaluation, deliberation or minutes of the Company Board (or any committee or subcommittee thereof) related to the Merger Transactions, the strategic and financial alternatives process leading thereto, or any information or materials provided to the Company Board (or any committee or subcommittee thereof) in connection therewith or (C) would reasonably be expected to violate any applicable Law or any confidentiality obligation owing to a third party so long as the Company shall promptly notify Parent of any such confidentiality obligations or access restrictions and use commercially reasonable efforts to obtain the consent of such third party to provide such information and otherwise provide such access to Parent, if requested. No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All requests for access pursuant to this Section 5.2 must be directed to the Chief Financial Officer of the Company or another person designated in writing by the Company. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective representatives not to, contact any partner, customer or supplier of the Company in connection with the Merger or any of the other Merger Transactions without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged by and with a representative of the Company participating.

(b)    To the extent Parent requests further information or investigation of the basis of any potential violations of Law, including Customs & Trade Laws, Sanctions Laws and Anti-Bribery Laws, the Company shall, and shall cause its Subsidiaries to, cooperate with such request and make available any personnel or experts engaged by the Company or its Subsidiaries necessary to accommodate such request.

(c)    The Company shall (i) notify Parent in writing as promptly as reasonably practicable after learning of any Legal Proceeding by any Person initiated against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective Representatives in their capacity as such (a “New Litigation Claim”); (ii) notify Parent of ongoing material developments in any New Litigation Claim and any Legal Proceeding that was existing prior to the date hereof and (iii) consult in good faith with Parent regarding the conduct of the defense of any New Litigation

Claim and any Legal Proceeding that was existing prior to the date hereof. With respect to any New Litigation Claim against the Company or its directors or officers relating to this Agreement or the Merger Transactions, the Company shall consult with Parent and give Parent the opportunity to participate in the defense and settlement of any such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Without Parent’s prior written consent, the Company shall not (A) waive any provision of the Company Organizational Documents providing for the Court of Chancery of the State of Delaware as the exclusive forum for any such litigation or (B) consent to the selection of an alternative forum other than the Court of Chancery of the State of Delaware for any such litigation.

(d)    Information disclosed under this Section 5.2 and otherwise pursuant to this Agreement shall be governed under the Confidentiality Agreement, dated as of February 5, 2023, by and between SoftBank Group Corp. and the Company (the “Confidentiality Agreement”).

(e)    Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

5.3       No Solicitation.

(a)    The Company shall, and shall cause each of its Subsidiaries and direct each of its other Affiliates and Representatives to, immediately (i) cease and cause to be terminated any activities, discussions or negotiations with any Person (other than Parent and its Subsidiaries) with respect to any Takeover Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) terminate access by any Person (other than Parent and its Subsidiaries) to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Takeover Proposal, and (iii) request that each such Person promptly return or destroy all non-public information previously furnished to such Person or any of its Representatives. The Company shall not modify, amend, terminate, waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any Takeover Proposal or any inquiry that constitutes or could reasonably be expected to lead to a Takeover Proposal and shall enforce the provisions of any such agreement, except that the Company shall be permitted on a confidential basis to release or waive any standstill obligations solely to the extent necessary to permit the other party thereto to submit a Takeover Proposal to the Company Board on a confidential basis.

(b)    From and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and the Company shall cause each of its Subsidiaries and direct each of its other Affiliates and Representatives not to, directly or indirectly (i) solicit, initiate, or knowingly facilitate or encourage any inquiry, proposal or offer regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations with, afford access to the business, properties, personnel of the Company or any non-public information of the Company to, any Person in connection with a Takeover Proposal or any inquiries that could be reasonably expected to lead to a Takeover Proposal (other than to state that the Company is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or Contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement in accordance with this Section 5.3) (or resolve to or publicly propose to do any of the foregoing).

(c)    Notwithstanding Section 5.3(b) or any other provision of this Agreement to the contrary (but subject to this Section 5.3(c)), at any time after the date hereof until the receipt of Company Stockholder Approval, if the Company receives a bona fide written Takeover Proposal (which was unsolicited and did not arise out of any breach of Section 5.3(a) or Section 5.3(b)), then following the receipt by the Company of such a written Takeover Proposal:

(i)     the Company and its Representatives shall be permitted to contact the Person making such Takeover Proposal, solely to clarify the terms of such Takeover Proposal; and

(ii)    if the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) (A) that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal and (B) that the failure to take the actions set forth in clauses (1) and (2) below with respect to such Takeover Proposal would be inconsistent with the Company Board’s fiduciary duties to the Company’s stockholders under applicable Law, then the Company may, in response to such Takeover Proposal, (1) furnish access and information with respect to the Company to the Person who has made such Takeover Proposal, and its Representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any material non-public information provided under this clause (1) has previously been provided to Parent or is provided to Parent substantially concurrently with the time it is provided to such Person, and (2) participate in discussions and negotiations with such Person regarding such Takeover Proposal.

(d)    Except to the extent the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date hereof, from and after the date of this Agreement until the Effective Time, the Company shall advise Parent in writing of (i) the receipt (orally or in writing) of any Takeover Proposal or any inquiry, offer or proposal that would reasonably be expected to lead to a Takeover Proposal, specifying the terms and conditions thereof (including the identity of the Person making such Takeover Proposal or inquiry and each Person controlling such Person), and (ii) shall thereafter keep Parent reasonably informed of any changes or modifications to the financial or other material terms and conditions of such Takeover Proposal or inquiry, offer or proposal, in each case also providing to Parent a copy of each written Takeover Proposal or inquiry, offer or proposal and any written changes or modifications thereto containing any terms or conditions of any proposals or proposed transaction agreements (including all schedules and exhibits thereto) relating to any Takeover Proposal or inquiry, offer or proposal, in each case as soon as practicable and in any event within twenty-four (24) hours after the Company’s receipt thereof.

(e)    Except as set forth in Section 5.3(f) and Section 5.3(g), neither the Company Board nor any committee (including the Special Committee) thereof shall (i) fail to make, withdraw, qualify, modify or amend, or agree to or publicly propose to withdraw, qualify, modify or amend, the Company Board Recommendation in any manner adverse to Parent (it being understood that it shall be considered an Adverse Recommendation Change if any Takeover Proposal structured as a tender or exchange offer is commenced and the Company Board, including the Special Committee, fails to publicly (x) recommend against the acceptance of such tender or exchange offer by the holders of Company Common Stock, and (y) reaffirm the Company Board Recommendation, in each case within ten (10) Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act), (ii) approve, recommend, or declare advisable or publicly propose to approve, recommend, or declare advisable, a Takeover Proposal (any action described in clauses (i) or (ii) being referred to as an “Adverse Recommendation Change”), (iii) fail to (1) publicly and without qualification recommend against any Takeover Proposal within ten (10) Business Days after such Takeover Proposal is made public (or such fewer number of days as remains prior to the Company Meeting so long as such request is made at least one (1) Business Day prior to the Company Meeting), or (2) fail to reaffirm the Company Board Recommendation within ten (10) Business Days after any request by Parent to do so (or such fewer number of days as remains prior to the Company Meeting so long as such request is made at least one (1) Business Day prior to the Company Meeting), (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) approve, recommend or allow the Company or any of its Subsidiaries to enter into any Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (an “Acquisition Agreement”).

(f)    Notwithstanding anything to the contrary in Section 5.3(c) and Section 5.3(e), the Company Board may, at any time before the receipt of Company Stockholder Approval, in response to a Superior Proposal received by the Company Board after the date of this Agreement, make an Adverse Recommendation Change and terminate this Agreement pursuant to Section 7.4(a), but only if:

(i)      the Superior Proposal did not arise from a breach by the Company or any of its Subsidiaries of any of the provisions of this Section 5.3;

(ii)     the Company Board has determined in good faith, after consultation with outside legal and financial advisors, that failure to do so would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(iii)    the Company shall have first provided at least four (4) Business Days’ prior written notice (the “Notice Period”) to Parent that the Company is prepared to make an Adverse Recommendation Change and terminate this Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice shall include a copy of the written definitive agreements (including all exhibits and schedules) providing for the transaction that constitutes such Superior Proposal;

(iv)    during the Notice Period, the Company has negotiated with Parent in good faith (if requested by Parent) to enable Parent to propose in writing such adjustments in the terms and conditions of the documents related to the transactions hereunder (collectively, the “Transaction Documents”) so that such Superior Proposal no longer constitutes a Superior Proposal; and

(v)    following the end of the Notice Period (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new three (3) Business Day period), and after considering such negotiations and any adjustments in the terms and conditions of the Transaction Documents that have been agreed to in writing by Parent, the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Superior Proposal continues to constitute a Superior Proposal and that failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties pursuant to applicable Law.

(g)    Notwithstanding anything to the contrary in this Agreement, the Company Board may, at any time before the receipt of Company Stockholder Approval, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

(i)      the Company Board has determined in good faith (and upon the recommendation of the Special Committee), after consultation with its outside legal counsel, that failure to do so would be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law;

(ii)     the Company shall have first provided prior written notice to Parent for at least the duration of the Notice Period that the Company is prepared to make an Adverse Recommendation Change in response to such Intervening Event, which notice shall specify in reasonable detail the Intervening Event that renders an Adverse Recommendation Change necessary;

(iii)    during the Notice Period, the Company has negotiated with Parent in good faith (if requested by Parent) to enable Parent to propose in writing such adjustments in the terms and conditions of the Transaction Documents so that the Company Board would no longer determine that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable Law; and

(iv)    following the end of the Notice Period (it being understood and agreed that any material change to the conditions constituting such Intervening Event shall require an additional notice to Parent and a new three Business Day period), and after considering such negotiations and any adjustments in the terms and conditions of the Transaction Documents that have been agreed to in writing by Parent, the Company Board has determined, after consultation with its outside legal counsel, that the failure to make such Adverse Recommendation Change continues to be inconsistent with the Company Board’s fiduciary obligations to the Company’s stockholders under applicable Law.

(h)    Nothing contained in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company, the Company Board, the Special Committee or any other committee or subcommittee of the Company Board from (i) complying with Rules 14d-9 and 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. Any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless in such disclosure the Company Board expressly reaffirms the Company Board Recommendation or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law), taken by itself, be deemed to be an Adverse Recommendation Change.

5.4       Employee Matters.

(a)    Unless requested by Parent not to take such action at least five (5) Business Days prior to the Closing, the Company Board shall adopt a resolution terminating the Company 401(k) Plan (and any other plan maintained by the Company or any member of the “controlled group” that is intended to be qualified under Code Section 401(a) and includes a cash or deferred arrangement intended to qualify under Code Section 401(k)) effective as of the day prior to the Closing and shall provide evidence of such termination acceptable to Parent prior to the Closing; provided, that any amendment, suspension or termination of the Company 401(k) plan shall not impact the benefits required to be provided pursuant to Section 5.4(c). Parent shall (i) allow eligible rollover contributions to the Parent 401(k) Plan of account balances (in cash) under the Company 401(k) Plan and (ii) use reasonable best efforts to accommodate eligible rollover contributions to the Parent 401(k) Plan of account balances in loan notes evidencing loans to Continuing Employees as of the date of distribution, in each case from the Company 401(k) Plan as soon as practicable following the Closing Date. Immediately prior to the termination of the Company 401(k) Plan, the Company will have made all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of each such plan; (ii) for elective deferrals made pursuant to each such plan for the period prior to termination; and (iii) for any employer contributions (including any matching contributions) for the period prior to termination.

(b)    Each employee of the Company or any of its Subsidiaries who becomes or remains, as applicable, an employee of Parent, the Surviving Corporation or any of their Subsidiaries on and following the Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) shall be given credit for service with the Company or its Subsidiaries for purposes of participation in any applicable benefit programs of Parent or its Subsidiaries except for paid time-off. From and after the Effective Time, Parent shall or shall cause its Subsidiaries (including the Surviving Corporation) to use commercially reasonable efforts to, (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any U.S. group health plans of Parent or its Subsidiaries to be waived with respect to the Continuing Employees and their eligible dependents and (ii) give each of the Continuing Employees located in the United States credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made.

(c)    Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, be provided with (i) an annual rate of base salary or base wage and a target annual cash bonus opportunity that is no less favorable in the aggregate than the annual rate of base salary or base wage and a target annual cash bonus opportunity provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time and (ii) other benefits (excluding any equity-based compensation, change of control, transaction or retention bonuses, pension, or deferred compensation benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time.

(d)    Nothing in this Section 5.4, whether express or implied, shall confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates, any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.4, and for the avoidance of doubt, nothing herein will preclude the Parent, the Surviving Corporation or their respective Subsidiaries or Affiliates from terminating the employment of any Continuing Employee at any time and for any reason. No provision of this Section 5.4 is intended to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Subsidiaries or Affiliates.

5.5       Indemnification, Exculpation and Insurance.

(a)    Parent and Merger Sub agree that all rights to indemnification, exculpation, and advancement of expenses existing in favor of the current or former directors and officers of the Company as provided in the Company Organizational Documents or any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement and set forth in Section 5.5 of the Company Disclosure Schedule for acts or omissions occurring prior to the Effective Time, including in respect of the Merger Transactions, shall be assumed and performed by the Surviving Corporation and shall continue in full force and effect until the later of six years after the Effective Time or the expiration of the applicable statute of limitations with respect to any such claims against directors or officers of the Company arising out of such acts or omissions, except as otherwise required by applicable Law.

(b)    For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain officers’ and directors’ liability and fiduciary liability insurance in respect of acts, errors or omissions occurring on or before the Effective Time, including in respect of the Merger Transactions, covering each such person currently covered by the Company’s officers’ and directors’ liability and fiduciary liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if, at or prior to the Effective Time, the Company shall purchase six (6) year prepaid “tail” policies on terms and conditions providing coverage retentions, limits and other material terms no less favorable than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters arising at or prior to the Effective Time, except that the Company may not commit or spend on such “tail” policies annual premiums in excess of 350% of the annual premiums paid by the Company in its last full fiscal year prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (the “Base Amount”), and if such premiums for such “tail” policies would exceed 350% of the Base Amount, then the Company shall purchase policies that provide the maximum coverage available at an annual premium equal to 350% of the Base Amount. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “tail” policies, including with respect to the selection of the broker, available policy price and coverage options. Parent shall cause the Surviving Corporation to maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(c)    In the event that Parent, the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation assumes the obligations set forth in this Section 5.5.

5.6       Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the conditions set forth in Article VI are satisfied and to consummate the Merger Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents. If requested by Parent, the Company shall use commercially reasonable efforts to cause each Continuing Employee designated by Parent to accept and sign an offer letter or employment agreement and a proprietary information and invention assignment agreement, in each case, in the form provided by Parent, in respect of the employment of the applicable Continuing Employee with the Parent or one of the Subsidiaries of Parent following the Effective Time.

5.7       Consents; Filings; Further Action.

(a)    Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall use its reasonable best efforts to promptly (i) obtain any consents, approvals, registrations, waivers, permits, orders or other authorizations from, and make any filings and notifications with, any Governmental Authority or third party necessary, proper or advisable under applicable Law to consummate the Merger Transactions, (ii) make any other submissions necessary, proper or advisable in connection with the Merger Transactions under the Securities Act, the Exchange Act, the HSR Act, the DGCL, the ICA and the Nasdaq rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.7 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.

(b)    As promptly as practicable after the date of this Agreement (and in no event later than the date that is ten (10) Business Days after the date hereof), each of Parent and the Company shall file any Notification and Report Forms and related material required to be filed by it with the FTC and the United States Department of Justice, as applicable, with respect to the Merger Transactions (which shall request the early termination of any waiting period applicable to the Merger Transactions under the HSR Act), and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(c)    As promptly as practicable after the date of this Agreement (and in no event later than the date that is thirty (30) calendar days after the date hereof), Merger Sub shall file the ICA Notice, and it and Parent shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

(d)    Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from any Governmental Authority regarding the Merger Transactions. If Parent or the Company receives a request for additional information from any Governmental Authority that is related to the Merger Transactions, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request as promptly as reasonably practicable. Each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable (including making any filings or notices required or requested by any Governmental Authority) under applicable Laws to consummate and make effective the Merger Transactions as expeditiously as practicable. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority related to the Merger Transactions without giving the other party prior notice of the meeting or conversation and, subject to applicable privilege and consistent with any direction or instruction from such Governmental Authority, the opportunity to attend and participate. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Authority in connection with the Merger Transactions.

(e)    Parent, Merger Sub and the Company shall exercise reasonable best efforts to resolve or defend against such objections, if any, as the FTC, the United States Department of Justice or any other Governmental Authority may assert with respect to the Merger Transactions and to obtain the ICA Clearance, any clearance required under the HSR Act, or any other approval, consent or authorization necessary under applicable Law for the consummation of the Merger Transactions. Notwithstanding anything to the contrary in this Agreement, Parent and the Company shall take any of the following actions to the extent necessary or appropriate to obtain the approval of any Governmental Authority with jurisdiction over the enforcement of the HSR Act regarding the Merger Transactions: (A) enter into negotiations; (B) provide information required by Law; and (C) substantially comply with any supplemental request for information in accordance with the HSR Act. Notwithstanding anything to the contrary in this Agreement, Parent and its Affiliates shall have no obligation to: (A) litigate or contest any Legal Proceeding or Order; (B) sell, license, divest, dispose or hold separate any assets, entities or businesses (including, after the Effective Time, of the Surviving Corporation or any of its Subsidiaries); (C) terminate, amend or assign existing relationships or contractual rights or obligations; or (D) otherwise take actions that would limit its freedom of action with respect to, or its ability to retain, one or more of its respective businesses, assets or rights or interests therein (including the Surviving Corporation or any of its Subsidiaries).

(f)    Parent shall, in consultation with the Company, determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Authority, and the Company shall take such actions as reasonably requested by Parent in connection with obtaining such consents, approvals or waivers. Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries prior to the Effective Time or in the event the Merger does not occur.

5.8       Public Announcements. The parties have agreed upon the initial joint press release and other public communications with respect to the execution of this Agreement, and will issue such press release and public communications promptly following the execution of this Agreement (the “Joint Communications”). Other than the Joint Communications, the parties shall not, and shall cause each of their respective Affiliates and its and their respective Representatives not to, issue any press release or other public communications relating to the terms of this Agreement or the Merger Transactions, without the prior written approval of the other parties (such consent not to be unreasonably withheld, conditioned or delayed), unless (i) such party determines after consultation with outside counsel that it is required by applicable Law (in which event written notice to that effect shall be first delivered to the other parties prior to any such disclosure), or (ii) that it consists solely of information previously disclosed in all material respects in previous press releases and public communications in compliance with this Section 5.8. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, each of Parent and the Company (and their respective Affiliates) may make such public communications regarding this Agreement or the Merger Transactions as it may determine, (A) after consultation with outside counsel, is reasonably appropriate to comply with the rules of the Tokyo Stock Exchange or NASDAQ; or (B) are in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by the parties in compliance with this Section 5.8 and do not reveal material, non-public information regarding the other parties, this Agreement or the Transactions. Furthermore, Parent may make such public communications as it determines reasonably appropriate subject to prior consultation with the Company and compliance with the terms of the Confidentiality Agreement. For the avoidance of doubt, any public filings providing notice to or seeking approval from any Governmental Entity made pursuant to Section 5.7 shall be governed by Section 5.7 and not this Section 5.8. Notwithstanding the foregoing, the restrictions set forth in this Section 5.8 shall not apply to any public release or public announcement made or proposed to be made by the Company to effect an Adverse Recommendation Change in accordance with Section 5.3.

5.9       Fees and Expenses. Except as explicitly provided for otherwise in this Agreement, whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this

Agreement and the Merger Transactions (“Expenses”) shall be paid by the party incurring those Expenses. For the avoidance of doubt, Parent shall pay all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other antitrust laws, and the Company shall not be required to pay any fees or other payments to any Governmental Authority in connection with any filings under the HSR Act or such other filings as may be required under applicable antitrust laws in connection with the Merger or the other Merger Transactions.

5.10     Rule 16b-3. Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required or advisable to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Merger by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.11     Notification of Certain Matters. Prior to the Effective Time, the Company shall give prompt notice to Parent of (a) any Legal Proceedings commenced or, to the Knowledge of the Company, threatened against the Company which relates to this Agreement or the Merger Transactions and (b) any known fact, event or circumstance that would reasonably be likely to result in the failure of any of the conditions set forth in Article VI to be satisfied. No such notification (or failure to provide such notification) shall constitute a breach of this Agreement or affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

5.12     Delisting. The Surviving Corporation shall cause the Company Common Stock to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

5.13     SEC Filings; Other Actions.

(a)    As promptly as reasonably practicable after the execution of this Agreement, the Company shall use reasonable best efforts to prepare and file a proxy statement with the SEC in preliminary form relating to the Company Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”), which shall, unless the Company Board shall have made an Adverse Recommendation Change in compliance with Section 5.3, include the Company Board Recommendation. Parent and Merger Sub, and their counsel, shall be given a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, before it (or such amendment or supplement) is filed with the SEC or disseminating any such documents or any responses relating to such documents to the Company Stockholders, and the Company shall give due consideration in good faith to any additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel. Parent and Merger Sub shall furnish all information that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement concerning themselves and their affiliates as promptly as practicable after the date hereof.

(b)    The Company, Parent and Merger Sub shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the transactions contemplated by this Agreement. The Company shall provide the Parent and Merger Sub with a reasonable opportunity to review and comment on the Schedule 13E-3, including all amendments and supplements thereto, prior to filing the Schedule 13E-3 (or such amendment or supplement) with the SEC, and the Company shall give due consideration in good faith to any additions, deletions or changes suggested thereto by Parent and Merger Sub or their counsel.

(c)    The Company shall promptly notify Parent and Merger Sub, and Parent and Merger Sub shall promptly notify the Company, as applicable, of the receipt of all comments from the SEC with respect to the Proxy Statement or Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information and shall reasonably promptly provide the other party and its counsel with copies of any written comments and a summary of any oral comments that such party or any of its Representatives receive from the SEC or its staff with respect to the Proxy Statement or the Schedule 13E-3, as applicable, as promptly as practicable after receipt of such comments, and any written or oral responses thereto. Each of the Company, Parent and Merger Sub shall provide the other parties and their respective outside legal counsel with a reasonable opportunity to review any such responses and the Company shall give due consideration in good faith to the additions, deletions or changes suggested thereto by Parent and Merger Sub and their counsel. Each of the Company, Parent and Merger Sub shall provide the other parties and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC with respect to the Proxy Statement or the Schedule 13E-3, as applicable. The Company, Parent and Merger Sub shall use all commercially reasonable efforts to respond as promptly as practicable to comments by the SEC staff in respect of the Proxy Statement or the Schedule 13E-3, and the Company shall cause the definitive Proxy Statement and Schedule 13E-3 to be mailed to the Company Stockholders as of the record date established for the Company Meeting as promptly as possible after confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (such date, the “SEC Clearance Date”).

(d)    The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub agree, as to themselves and their Affiliates, that the Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company, Parent and Merger Sub shall ensure that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 will, at the date of mailing to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that (i) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, Merger Sub, their respective Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3 and (ii) Parent and Merger Sub assume no responsibility with respect to information supplied by or on behalf of the Company, its Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3. If at any time prior to the Company Meeting, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates or its or their respective Representatives, should be discovered by a party, which information should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that either the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable following such discovery notify the other party or parties (as the case may be) and after such notification, as and to the extent required by applicable Law, (A) the Company shall promptly prepare (with the assistance of Parent and Merger Sub as provided for in this Section 5.13) an amendment or supplement to the Proxy Statement, (B) the Company, Parent and Merger Sub shall promptly prepare an amendment or supplement to the Schedule 13E-3 and/or (C) the Company shall cause the Proxy Statement or Schedule 13E-3 as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(e)    Unless this Agreement is terminated in accordance with its terms, the Company shall (i) as promptly as reasonably practicable take all action necessary in accordance with the DGCL, the Company Organizational Documents to duly call, give notice of, convene and hold a meeting of the Company Stockholders as promptly as reasonably practicable after the SEC Clearance Date (which meeting shall in no event be scheduled initially for a date that is later than the 35th day following the first mailing of the Proxy Statement to the stockholders of the Company without the written consent of Parent), for the purpose of obtaining the Company Stockholder Approval and the Amendment Approval (the “Company Meeting”), and (ii) subject to an Adverse Recommendation Change in compliance with Section 5.3, shall include the Company Board Recommendation in the Proxy Statement and use all commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and the Merger Transactions, and obtain the Company Stockholder Approval, and shall not postpone or adjourn the Company Meeting, except to the extent advised by counsel to be necessary to comply with Law or pursuant to the following sentence. The Company may postpone or adjourn the Company Meeting from time to time (A) with the consent of Parent, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board (after consultation with outside legal counsel) has determined in good faith is necessary or advisable and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Meeting, (C) to solicit additional proxies, if the Company reasonably believes there will be insufficient shares of capital stock of the Company represented (either in person or by proxy) to constitute a quorum necessary either to conduct the business of the Company Meeting or to obtain the Company Stockholder Approval (it being understood that the Company may not postpone or adjourn the Company Meeting on more than two (2) occasions or for more than two (2) months in the aggregate pursuant to this Section 5.13(e) without Parent’s prior written consent) or (D) if required by Law; provided, however, that no such postponement or adjournment shall delay the Company Meeting by more than ten (10) calendar days from the prior-scheduled date or to a date on or after the fifth (5th) Business Day preceding the Outside Date. The Company shall provide Parent and Merger Sub with a reasonable opportunity to review drafts of any documents related to the Company Meeting and will consider in good faith any comments provided by Parent and Merger Sub or their counsel in connection with such review.

5.14     Takeover Laws. The Company shall (a) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Merger Transactions and refrain from taking any actions that would cause the applicability of such Laws and (b) if the restrictions of any Takeover Law become applicable to any of the Merger Transactions, take all action necessary to ensure that the Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Takeover Law on the Merger Transactions.

5.15     Interim Operations of Merger Sub. During the period from the date hereof through the earlier of the Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

ARTICLE VI

CONDITIONS

6.1       Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    No Orders. No Law or Order shall be in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been issued by any Governmental Authority of competent jurisdiction.

(c)    Governmental Consents. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(d)    ICA Clearance. Merger Sub shall have received the ICA Clearance.

6.2       Conditions to Parent’s Obligation to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Company:

(i)    set forth in Section 3.4 (Capitalization) shall be true and correct in all respects, other than inaccuracies that are de minimis in amount (meaning that such inaccuracies, collectively, would not result in any increase in the aggregate consideration payable by Parent and Merger Sub as contemplated by Article I and Article II of this Agreement other than a de minimis increase), as of the date of the Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(ii)    set forth in Section 3.1 (Organization and Good Standing), Section 3.2 (Corporate Authorization), Section 3.21 (Brokers and Financial Advisors), Section 3.25 (State Takeover Laws), Section 3.26 (No Rights Agreement) and Section 3.30 (Opinion of Financial Advisor) (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii)    set forth in this Agreement, other than those sections specifically identified in clauses (i) and (ii) of this paragraph (a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Compliance with Covenants. The Company shall have performed and complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)    Company Material Adverse Effect Condition. A Company Material Adverse Effect shall not have occurred after the date of this Agreement.

(d)    Certificate. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the CEO or CFO of the Company, certifying that the conditions set forth in clause (a), (b) and (c) have been satisfied.

(e)    Termination of Agreements. The Company shall have terminated each of those agreements listed on Section 6.2(e) of the Company Disclosure Schedule, effective as of and contingent upon the Closing.

(f)    D&O Resignation. Parent and Merger Sub shall have received a resignation letter (in a form reasonably acceptable to Parent) from each officer and director of the Company, if and as requested by Parent, effectuating the resignation of such officer or director as an officer and/or member of the Company Board, as applicable, effective as of the Effective Time.

6.3       Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver on or before the Effective Time of each of the following conditions:

(a)    Each representation and warranty of Parent and Merger Sub contained in this Agreement (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein), shall be true and correct at and as of the date of the Agreement and as of the Closing Date as though made on the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)    Parent and Merger Sub shall have performed or complied in all material respects with all obligations, covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c)    Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an authorized signatory of Parent, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1       Termination by Mutual Consent. This Agreement may be terminated and the Merger Transactions abandoned by mutual written consent of Parent (and for all purposes under this Article VII, any termination by Parent also being an effective termination by Merger Sub) and the Company.

7.2       Termination by Either Parent or the Company. This Agreement may be terminated and the Merger Transactions abandoned by either Parent or the Company upon written notice to the other party:

(a)    at any time after 12:01 a.m. Eastern Time on December 24, 2023 (as such date may be extended pursuant to the following proviso, the “Outside Date”) if the Effective Time shall not have occurred on or before the Outside Date; provided, that the Outside Date shall be automatically extended to 12:01 a.m. Eastern Time on March 24, 2024 if the condition set forth in Section 6.1(b) and 6.1(c) (but solely if the injunction or other Order relates to antitrust laws) or Section 6.1(c) (including as a result of a Government Shutdown) shall not have been satisfied by the Outside Date and all other conditions set forth on Article VI have been satisfied or waived by the applicable party; provided, further, that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement if the failure of such party to perform any of its covenants or agreements under this Agreement that constitutes a material breach of this Agreement by such party has been a principal cause of the failure of the Effective Time to occur by the Outside Date;

(b)    if any Order having the effect set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable, except that the right to terminate this Agreement under this Section 7.2(b) shall not be available to any party to this Agreement whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the proximate cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Order; or

(c)    if the Company Stockholder Approval shall not have been obtained upon a vote taken at the Company Meeting or any adjournment or postponement thereof at which a vote on the adoption of this Agreement is taken.

7.3       Termination by Parent. This Agreement may be terminated and the Merger Transactions abandoned by Parent:

(a)    if the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in this Agreement, and which breach or failure (i) would give rise to the failure of a condition set forth in Sections 6.2(a), 6.2(b) or 6.2(c) and (ii) by its nature cannot be cured or has not been cured by the Company by the earlier of (A) the Outside Date and (B) the date that is twenty (20) calendar days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations or warranties or materially failing to perform their respective covenants or agreements contained in this Agreement in a manner that would allow the Company to terminate this Agreement under Section 7.4(b); or

(b)    at any time before the receipt of the Company Stockholder Approval, (i) upon prior written notice to the Company if the Company Board, the Special Committee or any other committee of the Company Board shall have effected an Adverse Recommendation Change (provided that, any written notice, including pursuant to Section 5.3(f), of the Company’s intention to make an Adverse Recommendation Change in advance of making an Adverse Recommendation Change shall not result in Parent having any termination rights pursuant to this Section 7.3(b)(i) unless such written notice otherwise constitutes an Adverse Recommendation Change) or the Company Board has caused or permitted the Company to enter into an Acquisition Agreement with respect to a Superior Proposal or the Company enters into such Acquisition Agreement; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.3(b)(i) unless the notice of termination pursuant to this Section 7.3(b)(i) is delivered by Parent to the Company within five (5) Business Days following the occurrence of the event giving rise to Parent’s right to terminate this Agreement pursuant to this Section 7.3(b)(i), or (ii) if the Company shall have materially breached any of its obligations under Section 5.3.

7.4       Termination by the Company. This Agreement may be terminated and the Merger Transactions abandoned by the Company:

(a)    at any time before the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement in respect of a Superior Proposal pursuant to and in accordance with Section 5.3(f), so long as (i) substantially concurrently with such termination the Company pays the Termination Fee under Section 7.6(b)(i), (ii) substantially concurrently or immediately following such termination, the Company enters into a definitive Acquisition Agreement in respect of such Superior Proposal, and (iii) the Company has complied with its covenants and obligations under Sections 5.3(f) and 5.3(g),

(b)    if Parent or Merger Sub breaches any of their respective representations or warranties, or fails to perform any of their respective covenants or agreements contained in this Agreement, and which breach or failure (i) would, individually or when aggregated with any such other breaches of failures, result in a Parent Material Adverse Effect and (ii) by its nature cannot be cured or has not been cured by Parent or Merger Sub, as applicable, by the earlier of (A) the Outside Date and (B) the date that is twenty (20) calendar days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in material breach of its representations or warranties or materially failing to perform its covenants or agreements contained in this Agreement in a manner that would allow Parent to terminate this Agreement under Section 7.3(b).

7.5       Effect of Termination. In the event of termination of this Agreement as provided in this Article VII, notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall immediately become void and of no effect, without any Liability or obligation on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except that:

(a)    the Confidentiality Agreement, Section 5.2(d), Section 5.8, Section 5.9, this Section 7.5, Section 7.6 and Article VIII shall survive the termination hereof; and

(b)    no such termination shall relieve any party from any Liability resulting from a Willful and Material Breach of this Agreement or for fraud.

7.6       Fees Following Termination.

(a)    Except as set forth in this Section 7.6, all Expenses incurred in connection with this Agreement and the Merger Transactions shall be paid in accordance with the provisions of Section 5.9.

(b)    The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Termination Fee:

(i)      if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made concurrently with (and as a condition to) such termination;

(ii)     if this Agreement is terminated by Parent pursuant to (A) Section 7.3(b), or (B) Section 7.2(a) or Section 7.2(c), in either case, at a time when Parent would be permitted to terminate this Agreement pursuant to Section 7.3(b), in which case payment shall be made within two (2) Business Days following such termination; or

(iii)    if (A) following the date of this Agreement and prior to the time of termination of this Agreement, a bona fide Takeover Proposal shall have been publicly announced (and such Takeover Proposal shall not have been withdrawn prior to the time of the termination of this Agreement), (B) thereafter this Agreement is terminated by (x) either party pursuant to Section 7.2(c), (y) either party pursuant to Section 7.2(a), provided, that at such time Parent has complied with its obligations under this Agreement such that Parent would not be prohibited from terminating this Agreement pursuant to Section 7.2(a) or (z) Parent pursuant to Section 7.3(a), and (C) within twelve (12) months following the date of such termination the Company enters into a definitive Contract with respect to any Takeover Proposal or any Takeover Proposal is consummated, in each case whether or not involving the same Takeover Proposal or the Person making the Takeover Proposal referred to in clause (A), in which case payment shall be made within two (2) Business Days following the earlier of the date on which the Company enters into such Contract or consummates such transaction. For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%.”

(c)    For purposes of this Agreement, the “Termination Fee” means an amount in cash equal to $13,658,000.

(d)    The Company acknowledges that the fees and other provisions of this Section 7.6 are an integral part of the Merger Transactions and that without these agreements, Parent would not enter into this Agreement. Each party further acknowledges that the Termination Fee is not a penalty, but represents liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger Transactions. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 7.6, and, in order to obtain the payment, Parent or Merger Sub commences a Legal Proceeding which results in a judgment against the Company for the payment set forth in this Section 7.6, the Company shall pay, as applicable, Parent’s or Merger Sub’s out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Legal Proceeding, in addition to any other amounts due pursuant to this Section 7.6, together with interest on each such amount at the prime rate as published in The Wall Street Journal in effect on the date each such payment was required to be made through the date each such payment was actually received.

(e)    For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Termination Fee on more than one occasion. In the event that Parent shall become entitled to payment of the Termination Fee, the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof) and the Merger (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Merger Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.6(e) shall limit the rights of Parent or Merger Sub under Section 8.16 or in the case of fraud or Willful and Material Breach.

ARTICLE VIII

MISCELLANEOUS

8.1       Certain Definitions. For purposes of this Agreement:

(a)    “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal that (i) is on terms not less favorable in the aggregate to the Company than those contained in the Confidentiality

Agreement (including any standstill agreement contained therein), and (ii) does not prevent the Company or any of its Subsidiaries or any of the Company’s or its Subsidiaries’ Representatives from complying with the terms of this Agreement or restrict in any manner the Company’s ability to consummate the Merger Transactions. Notwithstanding the foregoing, a Person who has entered into a confidentiality agreement with the Company prior to the date of this Agreement shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Division” means the Antitrust Division of the U.S. Department of Justice.

“Business Day” means any day other than Saturday, Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Warrant” means Private Placement Warrant and Public Warrant as defined in the Warrant Agreement.

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Equity Awards” means each outstanding award granted under the Company Stock Plans and each other outstanding Company Option, Company RSU and Company Restricted Shares.

“Company Financial Advisor” means Credit Suisse Securities (USA) LLC.

“Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned, used, held for use or practiced by, licensed to, or subject to an obligation to be assigned to, the Company or any of its Subsidiaries.

“Company IT Systems” means any computer hardware, computer systems, workstations, servers, networks, platforms, peripherals, data communication lines, circuits, hubs, software databases, internet websites and other information technology equipment and related systems and services (including so-called SaaS/PaaS/IaaS services), that are owned or controlled by, or relied upon in the conduct of the business of, the Company or its Subsidiaries.

“Company Material Adverse Effect” means, with respect to the Company, any Effect that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, that in no event shall any of the following (alone or in combination), or any Effect to the extent arising out of or resulting from any of the following (alone or in combination), be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur: (i) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement; (ii) any change in interest rates or economic, political, credit, business or financial market conditions generally; (iii) the taking of any action required by this Agreement; (iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions, epidemics, pandemics (including COVID-19, any COVID-19 Measures, and any precautionary or emergency measures, recommendations, protocols or orders taken or issued by any Person in response to COVID-19), quarantines, plagues, other outbreaks of illness or public health events or other natural or man-made disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing; (v) geopolitical conditions, acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world, including the current conflict between the Russian Federation and Ukraine or any change, escalation or worsening thereof; (vi) any failure, in and of itself, by the Company to meet any published or internal prospective estimates, projections, expectations, milestones, predictions or forecasts of revenue, earnings, or any financial or performance measures or operating statistics (whether made by the Company or any third parties) (provided that this clause (vi) shall not prevent a determination that any Effect not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet such prospective estimates, projections, predictions or forecasts has resulted in a Company Material Adverse Effect); (vii) any events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, services, supplies, materials or other goods purchased from third-party suppliers); (viii) the execution, announcement or performance of this Agreement or consummation of the Merger Transactions, or the identity of Parent or any of its Affiliates as the acquiror of the Company (or any facts and circumstances concerning Parent or any of its Affiliates), including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (viii) shall be disregarded for purposes of the representation and warranty set forth in Section 3.3 and the condition to Closing with respect thereto); (ix) any changes in the Company’s stock price or trading volume; (x) (A) any action taken at the written direction or request of Parent or Merger Sub, (B) any failure to take any action resulting from Parent’s failure to grant any consent requested by the Company to take any action restricted or prohibited by this Agreement, (C) any action taken in compliance with the terms of, or that is required by, this Agreement or (D) the failure to take any action prohibited by this Agreement; or (xi) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; provided, further, that any Effect referred to in clauses (i), (ii), (iv), (v) or (vii) above may be taken into account in determining if a Company Material Adverse Effect has occurred if it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industries in which the Company and its Subsidiaries, taken as a whole, operate.

“Company Offerings” means any and all products and services designed, developed (including those being designed or in development as of the date hereof), manufactured, sold, licensed, distributed, marketed, provided or otherwise made commercially available by the Company or any of its Subsidiaries, including to the extent integrated into a Company product or service, any component, sensor, system, device, hardware, hosted platform, hosted Software or application, hosted service, cloud-based application or service, any application programming interface, Software development kit, dashboard, interface, environment or any service that operates through a network of computer servers (and further including all web, mobile, and tablet versions thereof and all platforms and other Software used for any of the foregoing).

“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and its Subsidiaries as in effect on the date of this Agreement.

“Company Preferred Stock” means shares of Preferred Stock of the Company, par value $0.0001 per share.

“Company Restricted Shares” means restricted shares of Company Common Stock.

“Company RSU” means each restricted stock unit to acquire share of Company Common Stock granted under the Company Stock Plans.

“Company SEC Reports” means any report, schedule, form, statement or other document (including exhibits) filed with or furnished to, or required to be filed with or furnished to, the SEC.

“Company Stock Plans” means the Berkshire Grey, Inc. 2021 Stock Option and Incentive Plan and the Berkshire Grey, Inc. Amended and Restated 2013 Stock Option and Purchase Plan.

“Contract” means any written or oral contract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, commitment, mortgage, deed of trust, license or other arrangement, understanding or obligation, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Cash Award” means an award providing (i) the holder of any Unvested In-the-Money Option with the opportunity to be paid an amount in cash equal to the product of (a) the number of Shares subject to such Unvested In-the-Money Option as of immediately prior to the Effective Time multiplied by (b) the Company Option Cash Out Amount, or (ii) the holder of any Unvested Company RSUs with the opportunity to be paid an amount in cash equal to the product of (a) the number of Shares subject to such Unvested Company RSUs as of immediately prior to the Effective Time multiplied by (b) the Merger Consideration.

“Copyleft Terms” means use, incorporation, modification, linking, calling, hosting and/or distribution of any Open Source Materials in a manner that, pursuant to the applicable Open Source License, requires that Software incorporated into, derived from, linked to, or used or distributed with such Open Source Materials (a) be made available or distributed in a form other than binary (e.g., Source Code form), (b) be licensed for the purpose of preparing derivative works, (c) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law), (d) be redistributable or otherwise made available at no license fee or other charge, or (e) require the granting of a license with respect to patents. Open Source Licenses that incorporate Copyleft Terms include the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocols or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and the Families First Coronavirus Response Act, as may be amended.

“Customer Data” means all content and data, including Personal Information, Processed by or on behalf of the Company or any of its Subsidiaries in connection with the provision or operation of any Company product or service or maintenance or support thereof.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws, regulations or programs administered, enacted or enforced by any Governmental Authority, including but not limited to (a) the Laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and

Customs Enforcement, the U.S. International Trade Commission, the U.S. Department of Commerce, and the U.S. Department of State; (b) the U.S. Tariff Act of 1930, as amended; (c) the U.S. Export Control Reform Act of 2018 and the Export Administration Regulations, including related restrictions with regard to persons or entities on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List; (d) the U.S. Arms Export Control Act, as amended, and the International Traffic in Arms Regulations, including related restrictions with regard to persons or entities on the U.S. Department of State’s Debarred List; (e) the U.S. Foreign Trade Regulations; (f) the anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (g) all other applicable Laws, regulations, or programs of other countries relating to the same subject matter as the United States Laws described above.

“Data” means data, data structures, technical data and performance data.

“Effect” means any event, change, effect, occurrence or development.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“FTC” means the U.S. Federal Trade Commission.

“Governmental Authority” means (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization, including the Nasdaq, or (iii) any political subdivision of any of the foregoing.

“Government Shutdown” means any shutdown resulting from the lack of Congressional budget appropriations, prior to the Outside Date, of certain United States federal government services provided by the U.S. Federal Trade Commission and U.S. Department of Justice to review the transactions contemplated by this Agreement under the HSR Act.

“Hazardous Material” means any (a) pollutant, contaminant, chemical, (b) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (c) petroleum or any fraction or product thereof, (d) asbestos or asbestos-containing material, (e) polychlorinated biphenyl, (f) chlorofluorocarbons, (g) per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X and PFBs) and (h) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

ICA” means the Investment Canada Act, R.S.C. c.28 (1st Supp.), as amended, including the regulations thereto.

“ICA Clearance” means satisfaction of any of the following:

(i)

The receipt prescribed under subsection 13(1) of the ICA shall have been received by Merger Sub and the time during which the Minister could have provided notice to Merger Sub under either subsection 25.2(1) or subsection 25.3(2) of the ICA shall have passed without Merger Sub having received such notice;

(ii)	The Minister shall have provided Merger Sub with notice under subsection 25.2(4)(a) of the ICA indicating that no order for review will be made in respect of the Merger Transactions;

(iii)	The Minister shall have provided Merger Sub with notice under subsection 25.3(6)(b) of the ICA indicating that no further action will be taken in respect of the Merger Transactions; or

(iv)	Where an ICA Review has been ordered by the Governor in Council, the Governor in Council shall have authorized the Merger Transactions under subsection 25.4(1)(b) of the ICA.

“ICA Notice” means a notice with respect to the Merger Transactions delivered to the Director of Investments pursuant to Section 11 of the ICA by Merger Sub.

“ICA Review” means a review ordered by the Governor in Council with respect to the Merger Transactions under Part IV.1 of the ICA.

“Intellectual Property” means Intellectual Property Rights and Technology.

“Intellectual Property Rights” means all intellectual property and industrial property rights and proprietary rights in confidential information of every kind and description throughout the world, including U.S. and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) rights with respect to trademarks, logos, service marks, trade dress, trade names, designs, slogans, internet domain names, uniform resource locators, and other similar designations of source or origin, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing, (c) copyrights, including all rights in copyrightable subject matter, (d) rights in software and other computer programs (whether in source code, object code or other form), algorithms, models, databases, compilations and data, technology supporting the foregoing, and all other documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”), (e) trade secret rights and rights with respect to all other confidential or proprietary information, ideas, know-how, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (f) social media addresses and accounts and usernames, account names and identifiers, (g) rights in and to all applications and registrations, and any renewals, extensions and reversions, for the foregoing, (h) causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse, or misappropriation, and (i) rights equivalent or similar to any of the foregoing.

“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known, or reasonably foreseeable, by the Company Board as of the date hereof, and (ii) does not relate to (t) the effect resulting from the public announcement of this Agreement, (u) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or consequence thereof or (v) any change in the price or trading volume of the Company Common Stock or any other securities of the Company, any change in credit rating of the Company or the fact that the Company meets or exceeds (or does not meet or exceed) internal or published budgets, projections, forecasts or predictions of financial performance for any period (except that the underlying causes of such changes may constitute or be taken into account in determining whether there has been an Intervening Event to the extent not otherwise excluded hereunder) (w) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices) or in any industry or industries in which the Company or its Subsidiaries operate, (x) changes in GAAP, other applicable accounting rules or applicable Law (or the interpretation thereof), (y) any changes relating to Parent or its affiliates, or (z) the timing of any licenses, authorizations, permits, consents or approvals required pursuant to this Agreement to be obtained prior to the Effective Time in connection with the Merger Transactions or the pendency of the Merger Transactions.

“In-the-Money Company Option” means each Company Option that has a per share exercise price less than the Merger Consideration that would be payable in respect of the Company Stock underlying such Company Option.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge” whether or not capitalized, means (i) when used with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 8.1 of the Company Disclosure Schedule, and (ii) when used with respect to Parent, the actual knowledge, after reasonable inquiry, of the individuals listed on Schedule 8.1 of the Parent Disclosure Schedule.

“Law” means any law, common law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

“Legal Proceeding” means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, judicial or appellate proceeding), inquiry, hearing, audit, mediation, subpoena, complaint, grievance, demand, examination or investigation, whether formal or informal, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any court, arbitrator, mediator, other Governmental Authority or any other Person.

“Liability” means, with respect to any Person, any debt, loss, damage, liability or obligation (of any kind, character or description, whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory or due or to become due, and whether in contract, tort, strict liability or otherwise), including all costs and expenses relating thereto.

“Lien” means any lien, pledge, mortgage, deed of trust, preemptive right, security interest, equitable interest, claim, lease, license, charge, condition, option, pledge, hypothecation, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

“Minister” means the relevant Minister in accordance with section 3 of the ICA.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License.

“Open Source Materials” means any software subject to an Open Source License.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or other similar requirement or agreement enacted, adopted, promulgated or applied by any Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of operations of the business of the Company consistent with past practice through the date hereof.

“Owned Real Property” means all real property owned in fee simple by the Company or its Subsidiary.

“Parent 401(k) Plan” means a defined contribution plan that is sponsored by Parent or one of its Affiliates that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would reasonably be expected to prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger on or prior to the Outside Date.

“Permitted Lien” means (a) mechanic’s, materialmen’s and similar Liens arising in the Ordinary Course of Business with respect to any amounts (i) not yet due and payable or which are being contested in good faith through appropriate proceedings and (ii) for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (c) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not, in the aggregate, materially impair the value or materially interfere with the present use of the Company Property, (d) with respect to any Company Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (ii) any Lien permitted under a Real Property Lease, and (iii) any Liens encumbering the underlying fee title of the real property of which the Company Property is a part, (e) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not, in the aggregate, materially interfere with the current use of, or materially impair the value of the Company Property, (f) non-exclusive licenses of Intellectual Property entered into in the Ordinary Course of Business, (g) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) restrictions on transfer under applicable securities Laws.

“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

“Personal Information” means information regarding or capable of being associated with an identified or identifiable individual or device that is subject to Privacy and Cybersecurity Requirements applicable to the Company and its Subsidiaries.

“Process” or “Processing” means any operation performed on information, including Personal Information, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, disclosure, destruction, or disposal.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List or Entity List, or the U.S. Department of State’s Debarred List or Nonproliferation Sanctions.

“Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this

Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine)

“Sanctioned Person” means (a) any Person identified in any Sanctions Laws-related list of sanctioned Persons maintained by (i) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the United Kingdom, (iii) the United Nations Security Council, (iv) the European Union or any European Union member state, or (v) any jurisdiction in which the Company or any of its Subsidiaries conduct business, (b) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country, and (c) any Person directly or indirectly owned 50% or more or controlled by one or more Person described in clause (a) or (b).

“Sanctions Laws” means those trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (b) the United Kingdom, (c) the United Nations Security Council, (d) the European Union or any European Union member state or (e) or any jurisdiction in which the Company or any of its Subsidiaries conduct business.

“SEC” means the United States Securities and Exchange Commission, together with its staff.

“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, and procedural and object-oriented code, which may be printed out or displayed in human readable form.

“Specified Antitrust Authorities” means the FTC and the Antitrust Division.

“Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

“Superior Proposal” means any bona fide written Takeover Proposal that was not solicited and did not otherwise result from a violation of Section 5.3 that the Company Board has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (i) would be more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Merger Transactions and (ii) is reasonably likely to be consummated in accordance with its terms on a timely basis, in each case, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; however for purposes of the definition of “Superior Proposal,” the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

“Takeover Proposal” means any proposal or offer relating to a single direct or indirect transaction or series of related direct or indirect transactions, to (i) a spin-off, share exchange (including a split-off) or business combination involving 20% or more of the capital stock of the Company or any of its Subsidiaries or consolidated assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, license, exchange, mortgage, transfer or other disposition of assets representing 20% or more of the consolidated assets, revenues or gross profits of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of, or other transaction with respect to, shares of capital stock or other securities in which any Person or “group” (as such term is defined under the Exchange Act) would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the voting power of the capital stock of the Company or any of its Subsidiaries, including by way of a tender offer or exchange offer, (iv) a merger, reorganization, recapitalization, consolidation, business combination, liquidation, dissolution or similar transaction involving the Company or any Subsidiary of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (v) any combination of the foregoing.

“Tax Return” means any return, report, form, schedule, declaration, claim for refund, statement or other document (including any related or supporting schedule, statement or information and including any amendment thereof) filed or required to be filed, or maintained or required to be maintained, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Tax” or “Taxes” means (a) all federal, state, local or foreign taxes, charges, fees, imposts, levies, duties or other assessments in the nature of a tax, including net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real property, personal property, estimated or other taxes and (b) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (a).

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the administration, collection or determination of any Tax.

“Technology” means any (a) technology, formulae, compositions, algorithms, procedures, processes, methods, subroutines, systems, techniques, ideas, know-how, trade secrets, concepts, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, development, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, testing, and personnel information, research, and materials; (c) proprietary information and confidential information (including customer, subscriber and supplier lists, customer and supplier contact and registration information, customer correspondence and customer purchasing histories, pricing and cost information, and business and marketing plans and proposals); (d) specifications, designs, drawings, industrial designs, models, diagrams, devices, prototypes, schematics and development tools; (e) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (f) databases and other compilations and collections of data or information; and (g) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition, excluding, in each case, any Intellectual Property Rights in any of the foregoing.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Unaffiliated Voting Shares” means those shares of Company Common Stock not owned, directly or indirectly, by Parent or its Affiliates.

“Warrant Agreement” means that certain Warrant Agreement, dated December 7, 2020, by and between Revolution Acceleration Acquisition Corp and Continental Stock Transfer & Trust Company.

“Willful and Material Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual or constructive knowledge by the breaching party that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

8.2       Interpretation. Unless the express context otherwise requires:

(a)       the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)       terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)       the terms “Dollars” and “$” mean U.S. dollars;

(d)       references herein (whether capitalized or not) to a specific section, subsection, recital, schedule, exhibit or annex shall refer, respectively, to sections, subsections, recitals, schedules, exhibits of annexes of this Agreement unless the context otherwise requires;

(e)       wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)       references herein to any gender shall include each other gender;

(g)       references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns, except that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)       references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)       with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j)       the word “or” shall be disjunctive but not exclusive;

(k)       references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l)       references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(m)       the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(n)       with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(o)       if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day;

(p)       references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”; and

(q)       “made available” to Parent refers to information posted by the Company in the virtual data room for “Project Flash” hosted by Datasite LLC and the virtual data room hosted by Company Financial Advisor, each as accessible to Parent through the date that is two (2) Business Days prior to the date hereof.

8.3       No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time.

8.4       Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

8.5       Submission to Jurisdiction. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and any appellate court therefrom (the “Chosen Courts”), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the Merger Transactions shall be brought, tried and determined only in the Chosen Courts, (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the Merger Transactions in any court other than the Chosen Courts.

8.6       WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.

8.7       Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

SoftBank Group Corp.

Tokyo Portcity Takeshiba
1-7-1 Kaigan
Minato-ku, Tokyo 105-7537 Japan
Attention:	Tim Mackey
Stephen Lam

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105-2482
Attention: David P. Slotkin; Lauren C. Bellerjeau

If to the Company, to:

Berkshire Grey, Inc.
140 South Road
Bedford, MA
Attention:	Christian Ehrbar
Mark Fidler

with a copy (which shall not constitute notice) to each of:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	Mark S. Opper
John T. Haggerty
R. Kirkie Maswoswe

All notices, deliveries and other communications pursuant to this Agreement must be in writing and will be deemed given if sent via email or delivered by globally recognized express delivery service (with a required e-mail copy, receipt of which need not be acknowledged) to the parties at the addresses set forth above or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of e-mail, on the date that the recipient acknowledges having received the email, with an automatic “read receipt” not constituting acknowledgment of an email for purposes of this section, and (b) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems.

8.8       Amendment. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto provided, however, that, after receipt of the Company Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders without such approval.

8.9       Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance by the other party with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

8.10     Entire Agreement. This Agreement (including the Company Disclosure Schedule, the Voting and Support Agreements and other exhibits and annexes hereto) and the Confidentiality Agreement constitute the entire agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

8.11     No Third-Party Beneficiaries. Except (a) as provided in Section 5.5, and (b) if the Effective Time occurs, for the rights of the holders of Company Common Stock to receive the Merger Consideration and for the rights of the holders of Company Equity Awards to receive such amounts as provided for in Section 2.3, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

8.12     Parent Guarantee. Parent has the authority to and shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger and the other transactions and agreements contemplated by this Agreement, as applicable thereto. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees and has the authority to and shall cause full performance and payment by Merger Sub of each of the covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the transactions and agreements contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 8.12 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

8.13     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is determined by a court of competent jurisdiction to be invalid or unenforceable, then (a) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

8.14     Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

8.15     Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of Law or otherwise, all or any portion of its rights or obligations under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion; except that Parent and Merger Sub may assign any or all of their respective rights and obligations under this Agreement, without the prior written consent of the Company, to any of Parent’s Affiliates, except that no such assignment shall relieve Parent of its obligations hereunder. Any purported assignment not permitted hereby shall be null and void.

8.16     Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies (including those as set forth in Section 7.6) would not be an adequate remedy for any such non-performance or breach. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

8.17     Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement may be made by electronic or digital delivery such as in Adobe Portable Document Format or using generally recognized e-signature technology (e.g., DocuSign or Adobe Sign). This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

SoftBank Group Corp.

By:	/s/ Yoshimitsu Goto
Name: Yoshimitsu Goto
Title: Board Director, Corporate Officer, Senior Vice President, CFO & CISO

BACKGAMMON ACQUISITION CORP.

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

BERKSHIRE GREY, INC.

By:	/s/ Thomas Wagner
Name: Thomas Wagner
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]